No Act
PE 12/20/11

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE

Received SEC

JAN 25 2012

Washington, DC 20549

[redacted]

12027257

January 25, 2012

Denise Hauselt
Corning Incorporated
HauseltDA@corning.com

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 1-25-12

Re: Corning Incorporated
Incoming letter dated December 20, 2011

Dear Ms. Hauselt:

This is in response to your letter dated December 20, 2011 concerning the shareholder proposal submitted to Corning by Harold L. Bitler. We also have received a letter from the proponent dated January 5, 2012. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Ted Yu
Senior Special Counsel

Enclosure

cc: Harold L. Bitler
FISMA & OMB Memorandum M-07-16

January 25, 2012

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Corning Incorporated
Incoming letter dated December 20, 2011

The proposal requests that an independent investigation be conducted of the alleged hostile work environment at the company's Information Technology division and that the findings be presented to both shareholders and the public.

To the extent the submission involves a rule 14-8 issue, there appears to be some basis for your view that Corning may exclude the proposal under rule 14a-8(i)(7), as relating to Corning's ordinary business operations. In this regard, we note that the proposal relates to the investigation of certain alleged conduct. Proposals that concern a company's legal compliance program are generally excludable under rule 14a-8(i)(7). Accordingly, we will not recommend enforcement action to the Commission if Corning omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Corning relies.

Sincerely,

Joseph McCann
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 5, 2012

RECEIVED
2012 JAN 12 PM 2:00
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

U.S. Securities and Exchange Commission
Division of Corporate Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Corning Incorporated – Shareholder Proposal
<u>Submitted by Harold Bitler</u>

Ladies and Gentlemen,

This letter and the Exhibits 1 – 19 are submitted by Harold Bitler a shareholder with Corning Incorporated.

Corning Incorporated could have avoided the dilemma that they are facing today. All they had to do was to complete a full investigation of the allegations that were given to them in December of 2009.

Instead, their attorney, Mr. Kevin Corliss informed me that their decision was based upon multiple layers of bureaucracy. Their decision was not based upon investigated facts.

Now, Corning Incorporated is complaining to you that a shareholder(s) are forcing them to do something that any honest company would already have done.

If you vote in favor of Corning Incorporated you will be denying current and future shareholders information that they need to make sound financial decisions about this company.

If you read the exhibits carefully, you will see that Corning Incorporated is covering up a potential scandal. Years from now when the truth about Corning Incorporated is finally made public, how will investors feel if they know that you suppressed this investigation?

I wonder how supporters of the Catholic Church and Penn State University would feel if someone had the information decades ago, but failed to come forward. Lives and fortunes would have been saved.

Sincerely,

Harold L. Bitler

Harold L. Bitler

FISMA & OMB Memorandum M-07-16

EXHIBIT 1

A Corning Incorporated female over the age of 40; A young child in the Catholic Church; A ten year old boy attending a youth camp at Penn State University. What do all three of these human beings have in common?

They are all victims.

Everybody supports the institution and big corporations because of their enormous wealth.

Nobody seeks justice for the "little people" because it makes ripples in their lives. Why look for trouble in this life? Just ignore the people who are huddled in the corner. They are invisible. If God wanted them to be important, He would have sent them to Harvard. They are meaningless victims.

Read every exhibit carefully. Study my notes. Reflect deeply into your soul.

The question will be, was the United States Securities and Exchange Commission created after the Great Depression to rubber stamp the will of corporations, or was it created to protect victims from abuse? Do shareholders and potential investors deserve this information?

EXHIBIT 2

In 1996, Lisa Kreisler was hired to work at Corning Incorporated. She did her job above expectations, received the highest rating that an employee can obtain and within six years won their top award.

Shortly after winning that award, she was approached by a male member of the corporation. She was told that she had to leave her current job and move to a new team headed by him. She was told that if she did not join his team, that her days with this corporation were numbered. He then told her that her name was on a list. According to him, only one person who could get her name off of that list; he was the man.

When she joined the team this man told her that she was never to speak to anyone. She was not to share ideas with anyone. When it came to team meetings she was always excluded. This man would swear and use vulgar language in every sentence. This man also informed her that he planned to break the law and that she was never to speak to anyone about this issue.

Her mental health went down hill over the next two years and she suffered what professionals call a nervous breakdown. Even with her mental state such as it was, she knew that she would be fired if she did not go along with what this man required.

It finally became just too much for this woman. At a meeting where representatives from European companies were in attendance, she was told that she had to tell this man that he must obey the law. When she went to him and told him about their concerns, this man went absolutely berserk in front of many witnesses. The woman was afraid that he was going to throw her through a glass door. She was humiliated and ashamed.

That night on her way home from work she attempted to commit suicide.

Fortunately she just ruined her car and not her life. The next day she went to Human Resources to explain her situation and ask for help.

Instead of calling for an investigation, the HR person told this man's immediate supervisor. This man met with the woman to discuss her accusations. He told her that he needed proof before he could do an investigation. He addressed her in the way a police officer would address someone who had just reported a rape. Did you unbutton your blouse? Did you walk in a way that would stimulate this man? Did you whisper naughty things into his ear?

Totally unprofessional! He was clearly protecting this man and his behavior.

At this point his boss gave orders (one more male up the line) to HR that this woman had to go. HR was to cook the books and she was to be fired no matter what! Eventually that is what happened. She was fired!

The job she was forced to leave was given to one of their female friends. This woman still works for Corning Inc. and still has a job. It is said that she performs some services behind the copy machine better than any other female employee.

Now, here is where it becomes the perfect crime.

Lisa Kreisler was clearly in no mental state to make decisions. As she was being pushed out the door, she was given a Corning Inc. special agreement to sign. "If you do not sign this agreement you will not receive any more health benefits." "Your insurance will be cancelled and you will no longer receive the medical care that your condition requires."

EXHIBIT 3

"She was told that if she did not join his team, that her days with this corporation were numbered."

I believe this in itself is a crime. You can not legally force an employee to take a different job through force or coercion. Just for this behavior alone, Glenn Hill should have been fired immediately; and what did Corning Inc. do about this? Nothing!

EXHIBIT 4

"He then told her that her name was on a list. According to him, only one person could get her name off of that list; Glenn Hill was the man."

I believe that this is also a crime. You can not deliberately intimidate an employee by giving them false commands. What did Lisa Kreisler have to do to get her name off of this list? Was he expecting a "blow job"? Did he want some other special favor? Did anyone ever ask Glenn Hill what he expected Lisa Kreisler to do for this large favor? Show me the list?

Just for this alone, Glenn Hill should have been fired immediately; and what did Corning Inc. do about this? Absolutely nothing!

EXHIBIT 5

"When she joined the team this man told her that she was never to speak to anyone. She was not to share ideas with anyone. When it came to team meetings she was always excluded. This man would swear and use vulgar language."

I believe this is also a crime. How can a manager or executive be allowed to bully, harass and intimidate another employee at Corning Inc.? You can not intimidate an employee by ordering them to remain silent at all times. What did Lisa Kreisler do to deserve this treatment from an employee of Corning Inc.?

For this reason alone, Glenn Hill should have been fired immediately; and what did Corning Inc. do about this? Absolutely nothing!

EXHIBIT 6

"This man also informed her that he planned to break the law and she was never to speak to anyone about this issue if she knew what was good for her."

I know this is a crime!

For this reason alone, Glenn Hill should have been fired immediately; and what did Corning Inc. do about this? Absolutely nothing!

EXHIBIT 7

"Instead of calling for an investigation, the HR person told this man's immediate supervisor."

This part of the process is the hardest for me to understand. If everyone else at Corning Inc. supposedly gets a fair hearing, why was Lisa Kreisler subjected to this humiliation? What makes her so different that Mr. Corliss or Ms. Reiss was not called immediately?

When I asked them this question, all I got was some dumb, lame-ass excuse. They had official answers for everything else, but just mumbled when faced with this question. Someone needs to get a straight answer from this company about why no investigation was completed for Lisa Kreisler.

EXHIBIT 8

"Now, here is where it becomes the perfect crime."

"This woman was clearly in no mental state to make decisions. As she was going out the door, she was given a Corning Inc. special agreement to sign. "If you do not sign this agreement you will not receive any more health benefits." "Your insurance will be cancelled and you will no longer receive the medical care that your condition requires."

A man walks into a bank with a loaded gun. He orders everyone to the floor. Then he forces the manager to open the vault. He hands the manager a bag and tells him to fill it with money. The manager is in shock and fills the bag with money. The man then takes the manager to his desk and pulls out an agreement. He orders the manager to sign both copies. At this point the man puts his gun away and calmly walks out of the bank.

The police can not arrest this man. He will never go before a judge and he will be allowed to keep the money. Is this the perfect crime?

This is a violation of an employees 14th amendment rights. Just for this statement alone your commission should not only reject the request of Corning Inc. but you should refer this issue to the government agency that addresses these abuses. Corning Incorporated needs to be investigated for criminal violations. It is not legal to abuse an employee, reduce their mental capacity, and then through coercion, force them into signing an agreement that effectively forces them to give up all their constitutional rights.

<u>If it were legal, everyone would just rob banks!</u>

EXHIBIT 9

Paul Hannilan was fired this fall. He was employed by Corning Inc. Apparently he went to a meeting and discovered that another person had been let go. Upon hearing this he raised his voice in concern and wanted an explanation.

At this point someone called the 800 hot line number and told them about the behavior of Mr. Hannilan. The next day he was fired for violating the zero tolerance policy at Corning Inc.

Here is my question. Given all the things that Glenn Hill was accused of doing for all the years that he worked for Corning Inc.; why wasn't he at least questioned about his behavior? What was so special about this guy? How did he avoid the zero tolerance policy? Mr. Hannilan's attorney would like to know the answer to that question as well.

EXHIBIT 10

This is an e-mail from a Japanese contractor who was also fired this fall by Corning, Inc.

> Thank you for your message. After working so hard more than anybody else for all these years, and contributed so much improvements, one honest mistake which was caused from lack of uniformity in the process and hectic and stressful work environment, I am very sad a corporate can cut you as you are a string hanging from a shirt. I felt the very similar and strong unfairness when you had to leave this company.
>
> Please don't tell too much what I said to Kaye. She has learned to adjust to this supervisor to keep her paycheck going. I never felt right with this boss, who made sexual jokes and played pranks on team members, my feeling conveyed in following days and years. She did not like to hear me with any issues I am seeing with the current process with my suggestions. I did feel I was getting into her nerves.
>
> Thank you for reading my message. I'm sure my family and I will be ok. I am hoping this is a sign for me to move onto a better chapter of my life. I have to be honest, I felt like I was locked in a dungeon everyday under this boss. I miss the days you were my boss, I was nervous first but you gave me courage and motivation to keep up and grow. I never can thank you enough.
>
> Best regards,
>
> Naoko

This woman was fired for not understanding. She is a great person and a true asset to their company. If you break the rules, even if it is a miss-understanding, you are still fired.

Now tell me again why Glenn Hill got a "free pass" all those years?

EXHIBIT 11

In the fall of 2009, I sent Corning Inc. a letter telling them about my concerns.

On December 23, 2009, I met with two of their representatives.

Kevin Corliss is Division Vice President for Global Employee Relations and Employment Law.

Carol Reiss is Deputy Director for Corporate Security.

The meeting got off to a rough start. All they wanted was names, dates, places and information about my allegations. I told them that I was not interested in lawsuits, money, or to get anyone else into trouble. All I wanted was for them to clear my wife's name.

I told them that she was suffering from a nervous breakdown and that if the truth were to come out, it might help her mental condition.

Both representatives rejected my appeal for an investigation. Ms. Reiss spent almost the entire two hours in a passionate plea for me to give her "concrete information". Otherwise she would not act.

Then something remarkable happened. Ms. Reiss challenged me to do an investigation for Corning Inc. I just sat and listened. I could not believe that she would make such a request. I even told her that it was a bad idea. I told her that if Harold Bitler did and investigation and gave the Directors of Corning Inc. the details, that they would be very upset with him and his report. This was a very bad idea.

Ms. Reiss persisted. She went on and on for two hours. I felt like I was in line for a Boy Scout merit badge. All I had to do was pass this grueling inquisition!

I finally agreed to do the investigation. However, I did warn them repeatedly that it was not my place to do this. I also encouraged them to have an independent investigation by a third party. Bias would be in any report that was not done independently of the company.

I am not an expert on contract law; however I do understand the uniform code of contracts. According to my notes, the representatives of Corning Inc. did in fact make me an offer and I accepted. I think that makes me an independent contractor working for Corning Incorporated.

Before we left, Mr. Corliss half-heartedly said that he would do a company investigation.

About two months later, I sent Corning Inc. the first of my "field notes". These were names, dates, places and information that they had requested.

The next Monday morning at exactly 9 am, I received a call from Mr. Corliss. "I received your letter, I guess now I will have to do an investigation!"

<u>I believe that Corning Inc. should have supplied the commission with the transcripts of these meetings with Mr. Corliss and Ms. Reiss. They are proof of all the exhibits that I am sending you.</u>

EXHIBIT 12

A few months after my first meeting with Mr. Corliss and Ms. Reiss, I had a second meeting. Once again Ms. Reiss went on and on and on about my duties and responsibilities to give Corning Inc. all the information I could acquire about harassment, bullying, and any other criminal conduct I could secure. I agreed and once again accepted her offer of contract services for Corning Inc.

Near the end of the meeting, Mr. Corliss got up and came to my location. He sat as close to me as he could get. I could feel his breath on my neck. He inched in and whispered to me. "What is your number?"

I turned in surprise and asked for an explanation. Once again Mr. Corliss asked me for my number. He went on to say that everybody has a number and he would not leave until I told him my number.

At that point, it became clear that he must be talking about my compensation as an independent contractor for Corning Inc. Why else would he ask me for my number?

I believe that Corning Inc. should have supplied the commission with the transcripts of these two meetings with Mr. Corliss and Ms. Reiss. They will confirm the need for this investigation. They are also the reason that the commission should reject Corning's request to omit a shareholders proposal.

By the way, I have never heard from Corning Inc. telling me that they no longer required my services as an independent contractor. In that vein, I shall continue to send them my field notes on a timely basis and prepare a more formal report for their annual business meeting. After all, it is why they contracted me in the first place.

EXHIBIT 13

The following is a list of names I sent to Corning Inc. as a part of my investigation. I am sure that if these people are placed under oath and asked the right questions, this matter would be cleared up in no time.

These are the names of the people who are responsible for the harassment, bullying or criminal acts that were committed and continue to be committed. Other names are either the victims or witnesses to the abuses done by others.

Kevin McManus
Kevin Murphy
Mike McComsky
Glenn Hill
Rick Bliss
Andy Nixon
Scott Patterson
Jeff Ortt
David Barron
Glenn Bleiler
Mark Clark
Diane Taft
Karen Curreri
Enola Foti
Lora Llewellyn
Lynn Caster
Diane Taft
Beth Kelly
Eileen Benza
Sue Myers
Chris Nale
Kathy Miles
Suzee Woods
Molly Rumbarger
Bonnie Healy
Lisa Kreisler
Glenda Gossett
Jack Cleland

Doug Anderson
Paul Turner
Jack Huth
Dennis Ure
Dan Mills
Darryl Cornett
Tim Lee
Karl Wolfe
Robert Dibble
Lorraine Tracey
Paula Howe
Ann Marie Gee
Glenda Gossett
Heidi Pike
Donna Yeman
Kelly Lundergan
Nancy Stewart
Patricia Gray
Karen Madison
Stacey Eustice
Sandy Bills
Patty Henderson
Crystal Young
Sue Parulski
Eunice Taggorts
Melinda Tracy
Jill Baker
Amy Phillips
Rose Parker
Deb Miller
Linda Shaddock
Kathleen McKenzie
Kathy Littleton
Betsy Bloom
Loretta Tufillaro
Donna Ross
Dick Fishburn

EXHIBIT 14

This was an e-mail sent to Lisa Kreisler shortly after she was fired!

> Lisa,
>
> Hey -- Darrell Cornett stopped by and said he has in from the inside track that you were totally screwed. He wanted me to pass it along to you. He said it wasn't right. He thought maybe someone else has given you the information.
>
> Paula

I sent this e-mail to Ms. Reiss. When I met with her on December, 23, 2009, she said that she could not find Mr. Cornett. As far as I know they have never questioned this man or what he meant by the "inside track".

I wonder how many other e-mails they failed to follow up with in their investigation?

EXHIBIT 15

Things got so bad for Lisa, that even before she was released by Corning Inc., she was suffering great emotional distress. I have a list of professionals who can testify to her condition long before they falsified her employment records and used that as an excuse to fire her.

Four of these people treated Lisa Kreisler for Post Traumatic Stress Disorder.

Frank Bourke, PhD

Paul J. Carpenter, PhD

Sara Ellison, L.C.S.W.-R

Diane Reed, P.A.

The people on the list have also treated other patients who worked for Corning Incorporated.

I believe that an independent investigation should include other employees that these professionals treated and ask why they were being treated.

Dr. Bourke told me that at one time he had so many patients from Corning Incorporated that he was forced to do group sessions in the evenings!

One professional I spoke with seemed delighted that she had so many patients. It must have been a good source of revenue.

When I spoke with her about Lisa, she was quick to tell me exactly what Lisa was suffering from. (She did it with a big smile on her face!) Lisa suffers from:

POST TRAUMATIC STRESS DISORDER!

When I asked this professional other questions, she seemed delighted to assist my investigation. When I asked about the families of her patients, she responded with a sparkle in her eyes: "Yes, we refer to them as collateral damage!" I just sat silently as she went on and on about her cases. I now realized that I had a name. I was called, collateral damage! I belong to a group of friends and relatives who suffer just like the victim.

Does the commission have the right to ask questions of the same professionals?

EXHIBIT 16

The following is part of the document given to Human Resources by Lisa Kreisler as part of the last employment review by Glenn Hill:

> We met in Glenn's office. He said:
>
> - I did not meet expectations
> - I was Too Positive
> - I brag all of the time
> - I was just an educator
> - I was on a list and I needed to get off that list or I would be let go.

Why would Lisa Kreisler lie about any of this? Where was the zero tolerance policy for Lisa Kreisler in her time of need?

EXHIBIT 17

Corning Inc.: An Equal Opportunity Company?

What every potential investor needs to know!

Corning Inc. has been destroying the lives of females for over one hundred and fifty years. They can not stop themselves, and I honestly believe that they get high from the smell of a broken female.

Like the Wild West, you break a horse or it dies. The dust, the dirt, the feeling of power over flesh; it is better than cheap thrills at the Bates Motel. The dark side of their mirror is painted with evil.

Morality for them is an evaporating cloud. Their song would make 96 virgins fall from the sky. And then, when you turn and look them in the eye, they smile! An evil sadistic, Charles Manson smile. Carnal lust with a drool! How sick are these people?

Corning Inc. is a male dominated company. Just ask Larry Wilson, writer for the Gazette. He will confirm everything I print, and then laugh it away, like the salt on a melon.

Females are tolerated as long as they know their place.

This is the story of one of those females.

Lisa Kreisler wanted to get the face of Glenn Hill out of her head. She saw this large tree just off the road. She headed directly for the tree. As the tree grew larger in her sight she simply embraced the idea and said a quick goodbye to all of her loved ones. Her car was built low to the ground. It hit a series of ditches as she left the pavement. Her car took a violent twist and it stopped just inches from the tree! Lisa was still alive. Glenn was still in her face. Her knuckles were white from her firm, nervously twitching grip. How could she feel so dead inside and still be alive?

The nightmare would never end. Post Traumatic Stress Disorder has no cure. Lisa just wanted to die!

Corning Incorporated believes that when a female employee goes through a tough time at work, she should be dismissed like a flake of dandruff you brush from your collar. The entire incident should be wiped clean from their memories.

It is like a whiteboard with one giant eraser. One big swish and it magically disappears forever. No memory of that female exists; the next day just flows into another dimension; as if she had never been born.

Women are cheap; you can always go rent another one!

Corning Inc. is like a big cat with a silly grin. They just keep smiling and let the problem swirl down the drain.

Here is Lisa's story:

A young girl is hired by Corning Incorporated. She is attractive and intelligent. She starts out on a high note and appears to be loved by all.

The psychology of a large corporation sometimes appears to be quite complex. They have divisions and committees to review all sorts of behavior and performance.

Yet, with a little analysis, one can muck rake all the way to the bottom of Corning Incorporated. Females are objects. Females are not considered real people. Females are to be used and manipulated. Females are pawns in the black and white corporate world of chess. Men are the real players!

"Chess is an honorable game, until someone makes the first move!"

Lisa Kreisler, while extremely intelligent, was not street smart. Sort of like Einstein! Lisa had no trouble solving the problems of the corporate spaghetti monster; she just had no one watching her back. She could not believe that the company would turn on her. It was like a giant shadow moving slower than a cloud. By the time the shadow was over her head, her light had disappeared. Like a black hole in the bullying universe; Lisa was just a candle in the wind! Her light was gone forever!

This nightmare left Lisa Kreisler, dark on the inside!

After six years as one of their top performers, Lisa was suddenly cursed. Lisa was given their highest award!

How could a very coveted award be a curse?

I know you already guessed. You see we understand corporate politics. We are a lot alike, you and I. But Lisa, she was doomed from the first day she walked out with that award. It was the last day she would ever smile!

It was decided by the male element of Corning Incorporated that they had seen enough. If a woman could reach that high, she might also want to go through the "glass ceiling" and become a real player in the corporate game of thrones!

That was never going to happen. Corning has no glass ceiling! Females must learn their place. Females are inferior and need an education in corporate ladder climbing. Not only would Lisa Kreisler learn a good lesson, but all the other females would learn from her example. It was a learning curve that every generation of female employees had to experience at Corning Inc.

The male executives can not let a female subordinate their position. It would be like the bank allowing someone else to hold the first mortgage and put them in second place. That just isn't going to happen.

Like bankers, males know how critical it is to always have the upper hand. They are in charge even when they encourage females to try harder; go ahead and try to be "number one". The sports world subscribes to this oxymoron. Just ask Billie Jean King! The operative word here of course is "try".

Females will never be allowed that special place of leadership. However, males will always stand nearby and encourage females to just try harder, and harder and even harder. Who knows, in theory, females always have that one shot, that one in a million chance; just not today!

Females are given ribbons, tokens, trophies and awards for trying HARD! Lisa just did not realize the fix was "in"!

So what happened to Lisa Kreisler?

Six years after joining the company she was awarded their top award. It is called the "Growing People Award". It is for service where you place the value of others above your own self interests. Virtually no "real" male executive of Corning Incorporated has ever won this award.

Almost immediately after winning the award, the male ego section of Corning Incorporated became energized. It is like an old printing press stored deep in the back room. It smells, it sounds like an old jalopy, and it looks just as bad. The machine serves only one purpose; females must know their place and this machine will put them there in a hurry!

If you are a male in the corporate world you do not have to be smart or hard working. You do not have to be proficient at your assigned task. All you have to do is cover your boss's rear end! That's it! End of discussion!

We are men and we watch out for each other. It is an eternal corporate brotherhood. After all, if you really need someone to do something important, you hire a female!

So here comes Lisa Kreisler, climbing the corporate ladder with no malice for any other employee. Lisa just wants to do her assigned tasks and do them with the proficiency of "Data" on the Star Ship Enterprise!

What a mistake; females in the corporate world are not allowed to lead men; females do not have a "brotherhood"!

Alice in Wonderland is a long bizarre tale. Well, Lisa in Corning Corporate Land is an even stranger saga. Suddenly these men haul out that old machine and begin printing the story of Lisa's demise.

Females are put in their place by some very simple rules. Once you become the target of this ancient brotherhood, the game is simple. You place more and more responsibility on the targeted female. You find a male team leader, with the attitude of a Marine Drill Instructor; someone to bully and harass Lisa on a daily basis. They swear, curse and use foul language. The targeted female is hounded and bullied relentlessly day after day. You get right in her face. You tell her that she is worthless and incompetent. You tell this targeted female that she will never be able to complete her assigned tasks. She is just not good enough. You and other executives wager on just how long it will take for her to break. Perhaps one more assignment and she will go over the edge. Their palms perspire with a climatic twist!

And of course Corning Inc. has a Zero Tolerance Policy on their "books" to make sure things like this never happen!

Now there is a very strange thing about females and their tolerance for harassment and bullying. Females can endure a lot of pressure, in most cases, much more than any male can tolerate. After all, they do give birth to infants every day. But, unfortunately, all females have a breaking point. Somewhere, some how, some day, in some way they all finally surrender! Her head moves slowly to her desk, her eyes swollen, the pressure mounts, she dies inside.

It is a river of tears that runs through the corporate world and it sweeps away each female victim like a Japanese tsunami.

She leaves her job. Sometimes the female leaves on her own, sometimes she will leave in the back of an ambulance. She is given what they call "stress leave"!

So what is strange about this? Well, as soon as the female stumbles and falls under the enormous emotional pressures, the female is no longer a threat. This is something that Jane Goodall learned from observing Chimpanzees for over 40 years in Africa. One old chimp named "Flo" devoured an infant from another female member of the tribe. After she was done, she reached out to the grieving mother as if to reassure her that it was over. She consumed the infant and now things could go back to normal.

The same thing happens in the corporate world at Corning Inc. Once a female admits defeat by taking "stress leave" she is no longer a threat. She will never again achieve that sparkle that would allow her star to shine above another male. She is tolerated now because, as a female, everyone now knows that she can not deal with the stress of the corporate world. She can have a job, but she will never be given a real position of importance ever again. Her badge now reads: I am female; I am an emotionally unstable person. I am female; I am no longer a threat. I am female: I have demonstrated that I can not deal with the pressures of the corporate world!

So what happened with Lisa?

"What the are you doing?"

"Are you a spy?"

"You are just a educator!"

How did all of that bullying and harassment affect her psychological hold on life?

"God damn this and God damn that!"

"What the where you thinking and why the did you talk to these people without asking me first?"

Well, she refused to give in to any of the harassment or bullying directed against her. Glenn Hill was just the soldier in this war. Other superior male generals were in charge. How did he get away with it? They have gotten away with this behavior for decades!

Lisa refused to take stress leave, the easy way out! Lisa did something more important, Lisa actually held these men accountable for their unlawful conduct.

Glenn Hill was a man who was able to hang around for years. Remember, if you cover your bosses' rear, and you are a male, you have a job for life at Corning Inc.!

I am not sure exactly why Corning Incorporated committed this unlawful act, but Glenn Hill was their instrument. He was supposed to create a computer program that would allow the company to "spy" on every employee in every company owned by Corning Inc. This included every business Corning Inc. owned around the world. (At that time it was over 35, 000 employees).

The problem for Corning was simple. Germany and France have strict laws against spying on employees. Glenn Hill was to quietly and secretly make this happen without either France or Germany getting suspicious.

So we finally come to Lisa Kreisler. She is more than capable of doing this job for Corning. She could have it done in six months and under budget, just like all of her other projects.

Glenn Hill has the dubious honor of completing two tasks. First he is to spy for Corning Inc. and second he is to put Lisa Kreisler in her place! (The "machine" was cranking!) This was his challenge.

Glenn has a dilemma, he has no problem breaking the law and he relishes the idea of sending Lisa home on "stress leave".

The problem is that Glenn is just not competent. He barely has the skills required to complete either task. Also, he needs this project to last for two years. Why two years?

That is when Glenn will be eligible for the fancy retirement package. (Glenn has been married four times and has much alimony to pay!) Therefore, if the project does not take that long, who knows what will happen in the upcoming "restructure"!

Glenn decides to make life easy; he would put Lisa Kreisler on the team. (Actually he gave her no choice, which is a violation of Corning policy and Federal labor laws) Lisa can do this task with her eyes closed. Lisa is much like a lot of the females who work for Corning Inc. Head down, just do your job.

Lisa, after being coerced and intimidated, begins wrapping up her current project while training her replacement.

At some point in time Lisa and Glenn meet and discuss the project. Glenn Hill realizes that if Lisa Kreisler were to head this project, she would have it done in six months and under budget. No female would be allowed that success.

Glenn needs to make this project last two years and was also directed to drive Lisa Kreisler "over the edge" at the same time.

So it begins. Glenn takes off on Lisa, the female with the bright future. The female who wants to demonstrate her skills; the female who has a great track record for completing projects well ahead of time and hundreds of thousands of dollars under budget.

Lisa Kreisler's crimes: She works to fast; she would not allow Glenn to break international law and she refused to go home on "stress leave".

Finally on the 8th of October, a special meeting was conducted to promote this new project.

This is what happened at that meeting:

These are the "notes" from the actual meeting that Lisa gave to HR when she attempted to escalate this problem!

* Work Council issues were brought up during our meetings with the Altiris consultant. Nale & Lee were present --- I said I understood –but Glenn said we were not to go there --- The Altiris rep said we needed to and it would be in his report.

* We had a meeting with Stefan & Olivier on the morning of the 8th – we went over our proposed draft from the project. Stefan stated I needed to pass this thru the Work Council and I asked them to review the documents and to bring their recommendations about the proposal and the Works council to our next project meeting. This would be the end of January. I knew I had to bring it up again to Glenn.

Later that day, HJ (Han Jurgeon Mueller) from Germany presented the Work Council process and explained what needed to happen. I approached Glenn at the break, stating I spoke to Stefan & Olivier in the morning, and with HJ presentations. I wanted to chat with him about the Work Council. I told him it would not stop the project and if we had to delay Europe that would be ok. But we needed to do this to comply with the law.

Glenn started screaming at me and forbidding me to talk to anyone in Europe. I tried to stay calm and tried not to get emotional. I then addressed the issue and stated they are on my project team and that I need to speak to them. Glenn's anger became rage and was swearing and forbidding me to do any thing about the works council. Glenn forbids me to mention it ever again. All of the time yelling/pointing his finger at me and it was to the point that I thought he was going to grab me or worse.

That night on the way home from work, Lisa, with giant tears in her eyes and gushes of water hitting the windshield, like a giant car wash, just wanted to get Glenn's finger out of her face! She headed for that tree! She wanted to die!

The next day she managed to pull herself together and went to HR about the problem she was having with Glenn Hill.

When a major event like this happens, you normally have tons of documents and individual testimony taken for an incident like this one.

Not this time. No documents, no history, no investigation: just silence!

Why not? What happened when Lisa took this issue to Human Resources? What did Lynn Caster do about this incident? Did she call Kevin Corliss or Carol Reiss?

Nothing, absolutely nothing!

However, the "machine" did begin cranking again. If this female, Lisa Kreisler, would not go out on stress leave, and if she would not play ball when it came to breaking international law, then she had to go!

Her performance ratings for the past year and the next year were doctored and falsified. Her outstanding rating was diminished to zero.

When you place the head of a chicken on the chopping block, even they get a slight sense of impending doom.

Lisa Kreisler was doomed!

After two years of constant hell, she was dismissed.

New York is an "at will" state. Corning Inc. did not have to conspire to drive Lisa Kreisler crazy; they could have just dismissed her. Instead they allowed, actually encouraged Glenn Hill to violate their zero tolerance policy. He would break the law and break Lisa Kreisler; it was the Wild West all over again!

"You ; what the were you thinking?"

"You are working for Corning Inc. and we do not give a about females!"

"You are toast!"

What kind of creatures are these people? Why would you deliberately do this to another human being?

Both before and since her dismissal, Lisa has suffered from uncontrollable Post Traumatic Stress Disorder. She wakes up in the middle of the night yelling and screaming. Lisa has panic attacks every time she approaches the city of Corning! Glenn Hill is always after her. Constantly moving closer and closer; He just will not stop! The nightmares are constant! Lisa's health keeps going down hill.

The year after her dismissal, Lisa came down with a severe case of "Shingles". It took nine months for her to recover.

The following year, on April 5, 2011 Lisa had both of her breasts removed because of stage four breast cancer. As of January 17, following her next operation, Lisa will have had six major operations in the past 18 months.

Mentally and physically Lisa Kreisler will never be the same. Lisa Kreisler is the shell of her former self.

My question for Corning Inc. and all of their shareholders:

How gratifying was it to deliberately destroy another human being?

Why didn't Mark Clark investigate this affair when he was told about all of these allegations against Glenn Hill?

Do you think Lisa Kreisler is alone?

You should read the e-mails sent to me from other females, especially the ones who also received the "Growing People Award"!

EXHIBIT 18

E-mail number 7:
From a winner of the "Growing People Award"

Hi Harold,

Of course I know who you are ... and I just have to open my reply commenting on how loving and sweet you are. Your opening lines: "I belong to Lisa Kreisler ... Lisa is the love of my life" just melted my heart. She's a lucky lady to have you in her life ... as are you, because I too think the world of Lisa.

I applaud your pursuit with Corning to make amends to Lisa. I felt she got the raw end of things from IT and (still) can't believe she got let go. My immediate reaction (then and now) is that it was backlash from the whole Glenn Hill experience. Unfortunately, my belief is that Diane Taft was completely manipulated by IT Leadership during the downturn. From my perspective, Lisa was not in Diane's group long enough to warrant any type of performance rating -- much less a "low" rating. Believe me ... that good ol' boy network is alive and very strong in Corning IT.

Harold, you probably noticed that I'm replying to you from my private email account. That's because it is my intent to be perfectly open and honest with you. In the spirit of mutual confidentiality. As I said ... I think the world of Lisa ... and I see all your actions as a wonderful statement of your love and devotion to Lisa. I've always said "love is a verb" -- it requires action. You are proving that, indeed.

On Feb 2nd or 3rd, Lynn Caster (our HRM for IT) tracked me down and told me that it was urgent and important that I call Kevin Corliss right away! Now, I'd never met Kevin before but I knew his name ... and I knew he was one of Corning's lawyers, so immediately my antennae went up. I asked Lynn if she knew what this was about. She told me that IT is named in litigation and that I've been called as a "witness." Investigation? For what? Lynn answered "Hostile Work Environment" and quickly followed with a "shhhhhhhhhh ... we're not supposed to talk about it."

I had two immediate first reactions: "Holy Shit !!" ... and "I wonder if this has anything to do with Lisa Kreisler." The only reason Lisa came to mind is because those same terms "hostile work environment" were used by Lynn Caster when she met with me to follow-up on Lisa's allegations regarding Glenn Hill. (Lisa gave Lynn my name as someone who she saw after the altercation and could "testify" to how it affected her).

I called Kevin Corliss and we set up a 2 hour (!!) meeting for February 4th. When I arrived, Carol Reiss was with him. Carol works for Corporate Security (Corning's "rent-a-cops") -- she's on the staff of the head of Corporate Security. Carol did most of the questioning with me. They gave a brief intro and pretty much told me the same thing that Lynn said -- with the elaboration that the acquisition was that "IT is a hostile work environment for women". He said it was a "recent allegation".

They re-iterated several times that I'm not in trouble nor am I under investigation, but that my name had been provided to them as someone they should talk to based on my own history and experiences within IT. So they proceeded to ask me a bunch of questions regarding my role, responsibilities, background, etc.

I'll tell you, Harold ... I had done a bit of homework between the time I was notified of this appt and the actual appt itself. I tried to do some "digging" to find out where this allegation could've come from ... as well as getting a sense of what kind of personal ramifications there may be to me -- because I wanted to tell them the truth about my own experiences. And I did. Supposedly there will be no ramifications, however even if there are, at the end of the day I have to live with myself and that requires honesty on my part.

In 2002 I was selected to be on a Corporate project called "GBSS" -- it was the analysis to see whether or not Corning Inc should outsource HR, Finance, Procurement, and IT to Accenture. The work sucked because the outcome could've been that 400 of my friends and colleagues might lose their jobs. Fortunately, the numbers wouldn't work out as a savings for Corning -- but it launched the start of IT Service Delivery.

At the end of the project and when we formed IT Service Delivery, every member of the GBSS project team scored CIO Staff and/or Director Positions -- except me.
Oh, and did I mention that I was the only female on the team?

I ended up having a HUGE responsibility for a large part of Application Services -- reporting to an incompetent man who had no performance track record and he was located in England. For two years I ran application services for about 80% of our worldwide applications; converted all the businesses and staff functions into the IT Service Delivery model; managed a team in Hickory, NC requiring me to be in Hickory 25% of the time; did my boss' job too;
and was assigned to lead the first ever SLA's; cost benchmark; etc., etc.

I was working 80 hour work weeks for about 3 years, and was killing myself. I asked for help -- I was willing to be responsible for all of this, however I needed some resources to help -- and I identified 3 positions I needed and even gave them some names of players who I felt could do the work.

NOTHING!

My boss would not give me any help. I escalated things to Kevin McManus (who was running IT Service Delivery at the time and was my boss' boss). What did he do? Yelled at my boss and then my boss yelled at me. I escalated things to HR. Nothing. No help. In fact, I was told that one of the people I named there was no support for her to move into a supervisor position I needed filled.
I had also told McManus and the HRM at the time how incompetent my boss was, with specific examples and evidence.

I ended up going out on a leave of absence -- literally hit burnout that manifested itself in a terrible state of depression. I was out for 4 months. After about 2-3 weeks IT Leadership named a temporary "fill in" for my position -- a male. Within one month, he was given EVERYTHING that I had asked for, for the past 8 months! Including having that one person I wanted named as a supervisor become the supervisor that I wanted her to be!

Thanks to Suzee Woods, I did end up coming back to Corning ... I wasn't sure I wanted to be a part of that company and definitely not that organization again!

And there are so many other examples of women put in extremely challenging positions -- typically twice the workload or more of the male who either had it before or gets it next ... and the women report to a male who has even less expertise than they do ... and then pretty much hung out to dry to succeed or fail as they dodge bullets from IT Leadership.

And that's what I told Kevin Corliss and Carol Reiss ... elaborating and providing specifics on the other examples.

When I was done ... what Kevin Corliss shared with me almost knocked me over. He said that the allegation against IT is that the IT Leadership intentionally puts women in extremely challenging roles and that there is overt betting between them as to whether she will succeed or fail ... including prizes and trophies for the winning better. (!!!!)

I told them that IT has a severe Diversity problem with women and that it plays out in what I described earlier. I told them that Kevin McManus and Kevin Murphy are the decision makers and that human empathy is not a trait either of them possesses. I have heard them joke about giving someone another assignment and how "that'll put 'em over the edge" ... but that occurrence happened to be a male they were talking about.

And I told them that the particulars of the allegation quite frankly shock me and that I really can't imagine they'd be that blatant and deliberate.

Kevin summed up the meeting saying "I hear you saying that 'IT is a tough place to work, and that it's even tougher for women" is that correct? And I said "yes" ... they also asked me if I had suggestions on other people in IT that they should talk with, and I did give them a few names. I know they followed up with one person I mentioned.

I'm so sorry to hear that Lisa's not rebounded. I can understand any depression she may feel. "They" can really f**k with your head. I lost all confidence in my abilities as a result of my experience ... and it was a good 2 years before I built myself back up again.

Continue to support her and tell her everyday of some talent or skill or trait she possesses -- when you're feeling that way, you don't feel you're good at anything -- and it helps to hear that you are.

Molly Rumbarger.

EXHIBIT 19

Next year I will be calling on other shareholders to join me in requesting a "shareholders proposal" asking the Board of Directors for an independent investigation into the charges of a Hostile Working Environment for women at Corning Incorporated.

I believe that it is just a matter of time before one woman finally steps forward and demands justice. Once the hundreds of other victims hear that one voice, they will also shake the heavens with their testimony.

It is exactly what happened in the Catholic Church and Penn State University. The problem is universal. However, if it starts with Corning Incorporated and spreads to other corporations, Corning's name will always be at the top the list.

That is why I am calling on my friends at the following locations to support my "shareholder proposal". I know that with their support we can change the climate of the corporate world and produce a better product for both the consumer and the investor.

I will be sending all three volumes to my friends at Capital Research Global Investors. I will also send all three volumes to the Growth Fund of America. I also have many friends at T. Rowe Price and Associates, the Vanguard Group Inc. and Fidelity Magellan Fund Inc.

I believe that it is in everyone's best interest to prevent this scandal from becoming another Catholic Church or another Penn State University.

Sincerely,

Harold L. Bitler

Harold L. Bitler

FISMA & OMB Memorandum M-07-16

<u>HOSTILE WORK ENVIRONMENT</u>

Completed for Corning Incorporated, Corning N.Y.

On December 23, 2009, Carol Reiss, Deputy Director of Corporate Security for Corning Incorporated and Kevin Corliss, Division Vice President for Global Employee Relations and Employment Law for Corning Incorporated, met with Harold L. Bitler. On that date the two representatives hired Mr. Bitler to complete a contracted investigation for Corning Incorporated. He was to investigate and report to the Board of Directors of Corning Incorporated at their annual April business meeting.

REPORT:

<u>Hostile Work environment:</u>

<u>Volume one:</u>

December 21, 2010

U.S. Securities and Exchange Commission
Division of Corporate Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Corning Incorporated – Shareholder Proposal
<u>Submitted by Harold Bitler</u>

Ladies and Gentlemen,

My Name is Harold Bitler and I am sending you a response to the notice I received from Corning Incorporated.

When I first inquired about the voting process, Corning Incorporated sent me limited information. I waited according to their instructions and sent the proposal when they recommended. At that point they (Corning Incorporated) sent me additional information which now required me to conform to new rules!

I understand that I was not able to "cure" these conditions and that you will rule against my attempt to place a motion on the ballot. I understand and appreciate your attention in this matter.

However, I do not plan to stop. I will be back next year and the year after that with the same request. A number of my friends in the media plan to assist me in my efforts.

I feel that this is much like the Bernie Madoff case. People warned you year after year about the impending chaos that was about to occur and your commission either ignored the warning signs or were just incompetent.

I can not compete against the resources of a billion dollar company. My wife still suffers from PSTD and has attempted to commit suicide at least once because of her treatment by this company. Women over the age of 40 are still being mistreated by this company and many of them are still being forced to take stress leave as their only means of escape.

This company has broken international laws and has lost important "tapes" that expose all of their intellectual property. I believe the shareholders deserve an independent investigation into their conduct. I also believe that they have committed criminal acts which require legal action to be taken against them.

Years from now people will ask you why you allowed so many women to suffer so long by this terror organization.

I am also submitting a notebook which I have sent to Corning Incorporated. My sources tell me that none of the documents that I have addressed to Corning Incorporated Board of Directors were allowed to be forwarded to their intended addresses.

Years from now when these issues become public, you will have to explain once again why you refused to take action in the case of Corning Incorporated vs. Female employees over the age of 40. You will have to explain why they were allowed to be harassed and bullied without relief for so long.

An independent investigation into this matter would settle this decades old problem once and for all.

I would hope that you would at least read the entire notebook before you allow these thugs to go on their merry way and consume more innocent lives.

I realize that I am no match for such a large company, but I wonder how many other shareholders are also in my situation. Aren't shareholders part owners of this company? Don't they have a right to know if their company is out of control?

Harold Bitler respectfully submits this as a rebuttal against the corruption and absolute power of Corning Incorporated. I do this for all the "little people" who can not fight back. I do it for the women over the age of 40 you are treated like cattle at a livestock auction.

Sincerely,

Harold L. Bitler

Harold L. Bitler

FISMA & OMB Memorandum M-07-16

Dear Secretary of State Clinton:

As I understand it, about five years ago, a number of women were going to send you a letter requesting your help with a desperate situation they faced at their place of employment. My research does not confirm that this letter was ever sent. However, I do note from my research that about the same time, according to internet publications, you did start taking a lot of campaign money from executives employed by Corning Inc.

Here is my concern. I am about to send information to every media outlet I can find all over the globe. It concerns how women have been treated by Corning Incorporated. They have been harassed and bullied for decades. Today it is beyond measure how much these women suffer. Especially the ones over the age of 40!

If you have never heard from these women and had no idea that this struggle was going on, I would find that hard to believe. It has been well documented through the years just how bad this situation is at Corning Incorporated.

However, if you did know and just left these women to fend for themselves, shame on you. It would appear that corporate interests were more important than the health and safety of the people you represented.

The other concern would be your current position as Secretary of State. If you go around the world telling other countries how they should deal with human rights violations, shouldn't they expect that you would do the same for the women of New York State?

I am sure that if Chelsea had a diagnosis of Post-Traumatic Stress Disorder, you would at least look into this situation.

Either way, even if you have just learned about this horrible condition, it is still not too late to ask the Board of Directors, of Corning Inc. to conduct an independent investigation into these allegations of a "Hostile work environment".

My concern is with appearances. If these women actually asked for your help and you ignored their requests, I feel that that would look bad. You were their New York Senator. If you ignored their pleas for help because you were given campaign contributions, it would leave a very poor perception. You now have a chance to clear your name.

Respectfully submitted,

Harold L. Bitler

Harold L.Bitler

FISMA & OMB Memorandum M-07-16

Dear Secretary of State Clinton:

I have not heard from you. I take that as a sign of guilt. I believe that it is very possible that those women did try to contact you and that you ignored their pleas for help.

Instead of just one or two, it could very well have been hundreds of women reaching out for help while you were a Senator from New York State.

Instead of calling for an independent investigation, you took Corning's campaign contributions as blood money. It was their lives in exchange for your opportunity to become president.

And then you go around the world telling other nations how to fight against human rights violations. Telling other countries how important it is to treat women with respect.

I hope you sleep well at night.

Perhaps my friends at Fox News could do an independent investigation?

I am sure their viewers would like an answer too!

Respectfully submitted,

Harold L. Bitler

Harold L.Bitler

FISMA & OMB Memorandum M-07-16

CORNING

Corning Incorporated

Corning, NY 14831

t 607 974 9000
www.corning.com

December 16, 2010

Via Fedex
Next Day Delivery

1934 Act/Rule 14a-8

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Corning Incorporated -- Shareholder Proposal
Submitted by Harold Bitler

Ladies and Gentlemen,

This letter and the enclosed materials are submitted by Corning Incorporated ("Corning" or the "Company") pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended. On June 7, 2010, the Company received a shareholder proposal submitted by Harold Bitler ("Proponent") in a letter dated June 3, 2010 for inclusion in the Company's 2011 Proxy materials. Copies of his Proposal and related correspondence are attached hereto as Exhibit A through Exhibit D. For the reasons stated below, Corning intends to omit his Proposal from its 2011 Proxy materials.

Pursuant to Rule 14a-8(j), enclosed are six (6) copies of this letter and attachments. Copies of this letter and the attachments are being sent concurrently to the Proponent as notice of the Company's intention to omit his Proposal from its 2011 Proxy materials. Corning is submitting this letter no later than 80 calendar days before it intends to file its definitive 2011 Proxy materials with the Securities and Exchange Commission ("Commission"). The Company respectfully requests that the staff of the Division of Corporation Finance of the Commission confirm that it will not recommend any enforcement action to the Commission if the Company excludes the Proposal from its 2011 Proxy materials.

> His Proposal reads as follows: "I am proposing that an 'independent' investigation be conducted for the alleged 'hostile work environment' for the Information Technology division of Corning Incorporated. I am also requesting that these findings be presented to both the shareholders and the public."
>
> The Proposal materials are attached to this letter as Exhibit A.

The Company believes that the Proposal may be omitted from its 2011 Proxy materials pursuant to Rules 14a-8(b) and 14a-8(f)(1) because the Proponent has failed to prove his eligibility to submit the Proposal.

The Proposal may be excluded because the Proponent failed to prove ownership of the requisite amount of stock for at least one year as of the date he submitted the Proposal.

Rule 14a-8(b)(2)(i) under the Exchange Act requires that shareholder proponents who are not record holders "submit to the company a written statement from the 'record' holder of [their] securities (usually a broker or bank) verifying that, at the time [they] submitted [their] proposal, [they] continuously held the securities for at least one year." Rule 14a-8(b)(2)(i) also mandates shareholder proponents to provide a "written statement that [they] intend to continue to hold the securities through the date of the meeting of shareholders." No evidence of the amount of share ownership or intent to hold through the date of the annual meeting was included with the initial submission of the Proposal on June 7, 2010 (dated June 3, 2010). The Company provided the Proponent with notice of these deficiencies in its June 16, 2010 letter, which Proponent received at his residence via Fedex on June 17, 2010 (see Exhibit B).

The Proponent did not cure those deficiencies within 14 days of receiving the Company's June 16, 2010 letter on June 17, 2010.

Proponent responded to the Company with 10 pages of miscellaneous materials that arrived on July 16, 2010 (Exhibit C), and then later forwarded a Morgan Stanley Smith Barney letter addressed to Lisa Kreisler dated August 30, 2010 about her "recent purchase" of stock on August 20, 2010, which arrived at the Company on October 8, 2010 (Exhibit D).

The Proponent did not cure the deficiencies within 14 days of the Company providing its June 16, 2010 notice letter, did not prove ownership of at least $2,000 of the Company's stock for at least a year prior to submitting his Proposal, and did not timely submit a personal written statement of intent to continue holding such stock through the date of the Company's 2011 annual meeting of stockholders. Therefore, the Company believes his Proposal may be omitted from its 2011 Proxy materials because the Proponent is ineligible under Rule 14a-8(b).

Conclusion

For the reasons discussed above, Corning believes it may omit the Proposal from its 2011 Proxy materials in reliance on Rules 14a-8(b) and 14(a)-8(f)(1).

Please acknowledge receipt of this letter by date-stamping and returning the extra enclosed copy of this letter in the enclosed self-addressed envelope. If the staff has questions or needs additional information, please contact me at 607-974-9000.

Sincerely,

Denise Hauselt
Corporate Secretary

Enclosures

cc: Harold Bitler (via overnight Fedex) (w/encs.)

H:\WORD\BITLER\SEC_PROPOSAL_LTR

EXHIBIT 7

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

January 7, 2011

Denise Hauselt
Corporate Secretary
Corning Incorporated
One Riverfront Plaza
Corning, NY 14831

Re: Corning Incorporated
Incoming letter dated December 16, 2010

Dear Ms. Hauselt:

This is in response to your letter dated December 16, 2010 concerning the shareholder proposal submitted to Corning by Harold Bitler. We also have received a letter from the proponent dated December 21, 2010. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Gregory S. Belliston
Special Counsel

Enclosures

cc: Harold L. Bitler

*** FISMA & OMB Memorandum M-07-16 ***

January 7, 2011

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Corning Incorporated
Incoming letter dated December 16, 2010

The proposal relates to an investigation.

To the extent the submission involves a rule 14a-8 issue, there appears to be some basis for your view that Corning may exclude the proposal under rule 14a-8(f). We note that the proponent appears to have failed to supply, within 14 days of receipt of Corning's request, documentary support sufficiently evidencing that he satisfied the minimum ownership requirement for the one-year period as of the date that he submitted the proposal as required by rule 14a-8(b). Accordingly, we will not recommend enforcement action to the Commission if Corning omits the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f).

Sincerely,

Carmen Moncada-Terry
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

December 21, 2010

U.S. Securities and Exchange Commission
Division of Corporate Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Corning Incorporated – Shareholder Proposal
<u>Submitted by Harold Bitler</u>

Ladies and Gentlemen,

My Name is Harold Bitler and I am sending you a response to the notice I received from Corning Incorporated.

When I first inquired about the voting process, Corning Incorporated sent me limited information. I waited according to their instructions and sent the proposal when they recommended. At that point they (Corning Incorporated) sent me additional information which now required me to conform to new rules!

I understand that I was not able to "cure" these conditions and that you will rule against my attempt to place a motion on the ballot. I understand and appreciate your attention in this matter.

However, I do not plan to stop. I will be back next year and the year after that with the same request. A number of my friends in the media plan to assist me in my efforts.

I feel that this is much like the Bernie Madoff case. People warned you year after year about the impending chaos that was about to occur and your commission either ignored the warning signs or were just incompetent.

I can not compete against the resources of a billion dollar company. My wife still suffers from PSTD and has attempted to commit suicide at least once because of her treatment by this company. Women over the age of 40 are still being mistreated by this company and many of them are still being forced to take stress leave as their only means of escape.

This company has broken international laws and has lost important "tapes" that expose all of their intellectual property. I believe the shareholders deserve an independent investigation into their conduct. I also believe that they have committed criminal acts which require legal action to be taken against them.

Years from now people will ask you why you allowed so many women to suffer so long by this terror organization.

I am also submitting a notebook which I have sent to Corning Incorporated. My sources tell me that none of the documents that I have addressed to Corning Incorporated Board of Directors were allowed to be forwarded to their intended addresses.

Years from now when these issues become public, you will have to explain once again why you refused to take action in the case of Corning Incorporated vs. Female employees over the age of 40. You will have to explain why they were allowed to be harassed and bullied without relief for so long.

An independent investigation into this matter would settle this decades old problem once and for all.

I would hope that you would at least read the entire notebook before you allow these thugs to go on their merry way and consume more innocent lives.

I realize that I am no match for such a large company, but I wonder how many other shareholders are also in my situation. Aren't shareholders part owners of this company? Don't they have a right to know if their company is out of control?

Harold Bitler respectfully submits this as a rebuttal against the corruption and absolute power of Corning Incorporated. I do this for all the "little people" who can not fight back. I do it for the women over the age of 40 you are treated like cattle at a livestock auction.

Sincerely,

Harold L. Bitler

Harold L. Bitler

*** FISMA & OMB Memorandum M-07-16 ***

FISMA & OMB Memorandum M-07-16 ***fax

*** FISMA & OMB Memorandum M-07-16 ***

Dear Secretary of State Clinton:

As I understand it, about five years ago, a number of women were going to send you a letter requesting your help with a desperate situation they faced at their place of employment. My research does not confirm that this letter was ever sent. However, I do note from my research that about the same time, according to internet publications, you did start taking a lot of campaign money from executives employed by Corning Inc.

Here is my concern. I am about to send information to every media outlet I can find all over the globe. It concerns how women have been treated by Corning Incorporated. They have been harassed and bullied for decades. Today it is beyond measure how much these women suffer. Especially the ones over the age of 40!

If you have never heard from these women and had no idea that this struggle was going on, I would find that hard to believe. It has been well documented through the years just how bad this situation is at Corning Incorporated.

However, if you did know and just left these women to fend for themselves, shame on you. It would appear that corporate interests were more important than the health and safety of the people you represented.

The other concern would be your current position as Secretary of State. If you go around the world telling other countries how they should deal with human rights violations, shouldn't they expect that you would do the same for the women of New York State?

I am sure that if Chelsea had a diagnosis of Post-Traumatic Stress Disorder, you would at least look into this situation.

Either way, even if you have just learned about this horrible condition, it is still not too late to ask the Board of Directors, of Corning Inc. to conduct an independent investigation into these allegations of a "Hostile work environment".

My concern is with appearances. If these women actually asked for your help and you ignored their requests, I feel that that would look bad. You were their New York Senator. If you ignored their pleas for help because you were given campaign contributions, it would leave a very poor perception. You now have a chance to clear your name.

Respectfully submitted,

Harold L. Bitler

Harold L.Bitler

*** FISMA & OMB Memorandum M-07-16 ***

Dear Secretary of State Clinton:

I have not heard from you. I take that as a sign of guilt. I believe that it is very possible that those women did try to contact you and that you ignored their pleas for help.

Instead of just one or two, it could very well have been hundreds of women reaching out for help while you were a Senator from New York State.

Instead of calling for an independent investigation, you took Corning's campaign contributions as blood money. It was their lives in exchange for your opportunity to become president.

And then you go around the world telling other nations how to fight against human rights violations. Telling other countries how important it is to treat women with respect.

I hope you sleep well at night.

Perhaps my friends at Fox News could do an independent investigation?

I am sure their viewers would like an answer too!

Respectfully submitted,

Harold L Bitler

Harold L.Bitler

*** FISMA & OMB Memorandum M-07-16 ***

December 28, 2010

U.S. Department of Justice
950 Pennsylvania Avenue, NW
Washington, DC 20530-0001

Ladies and Gentlemen:

My name is Harold Bitler and I am old. I have white hair, crippling arthritis and I live on Social Security. I do not expect to live much longer. However, before I die I plan to correct a grave miscarriage of justice.

My wife (Lisa Kreisler) is a victim of criminal behavior. She worked for Corning Incorporated. She was forced to join a team that had the sole purpose of breaking international law. When she refused to cooperate this company turned on her and used character assassination as a weapon to destroy her.

Lisa Kreisler informed on Glenn Hill. She went to the Human Resources department of Corning Incorporated and gave them the information about the unlawful activities of her team. Corning Incorporated refused to follow their standard protocol. Instead of an investigation, they turned on Lisa and made it seem as if she were the villain.

Corning Incorporated deliberately distorted her ratings for 2007 and 2008. They harassed her and bullied her until she needed professional help for Post Traumatic Stress Disorder. The entire ordeal is outlined in my notebook.

I discovered that these people actually conspired to destroy the character of any individual who had won the "Growing People Award". The new Vice President wanted heads to roll and he placed all of these women over the age of 40 on his "hit" list!

Molly Rumbarger was the first. Her story was given to me by e-mail after she heard what had happened to Lisa. The second was Lisa Kreisler. She was placed on a team with Glenn Hill. He deliberately drove her to the point of a mental breakdown.

The third was Suzee Woods. Suzee was humiliated and bullied until she finally resigned. Her husband, Richard Woods promised to give explicit testimony under oath.

Corning Incorporated does not worry about fallout. They are a billion dollar corporation and feel that they can defeat any effort to bring their company to justice. They bullied and harassed Lisa Kreisler until she had a mental breakdown. She even tried to commit suicide. Then on the day that Corning Incorporated took her to the door and laid her off, they forced her to sign an agreement that in effect surrendered her constitutional rights. She was told that if she did not sign this agreement that she would lose all of her benefits! i.e. "Cobra".

Mentally, Lisa was in no shape to fight back. Corning Incorporated deliberately drives you crazy and then forces you to pardon their criminal behavior.

If a student goes to a teacher and complains about being molested; if a gay college student commits suicide; the public becomes outraged. When a woman over the age of 40 is bullied and harassed until she becomes mentally ill, all you hear is a yawn!

I can not believe that some government agency some where or some national organization somewhere does not know how to correct this injustice.

Surely when a group of executives conspire to take away the civil rights of a group of women over the age of 40, someone in this country must be able to investigate.

I have identified at least three of these women over the age of 40 as being Lesbians, surely someone must know that this is a crime.

When executives wager on the health and safety of women over the age of 40, Someone must recognize this as criminal behavior.

You would think that the lack of advancement for woman in an all male corporation would make someone wonder about the history of discrimination at Corning Incorporated.

I can not sit back and let these people get away with this criminal behavior.

I am asking for someone's help. Women over the age of 40 are just as at risk as females under the age of 10. I guess it is more popular to defend females under the age of 10. After all, a woman over the age of 40 who thinks that she is just as good as a man, should take what she gets! At least, that is what Kevin Corliss, the attorney for Corning Incorporated, implied when he smiled and said, "Have a nice day."

I just need someone to read my investigation and help me force Corning Incorporated to do an independent investigation. I think shareholders deserve the truth.

Respectfully submitted,

Harold L Bitler

Harold L. Bitler

*** FISMA & OMB Memorandum M-07-16 ***

Pages 10 through 11 redacted for the following reasons:
- -
*** FISMA & OMB Memorandum M-07-16 ***

CORNING Corning Incorporated Corning, NY 14831 t 607 974 9000 www.corning.com

December 16, 2010

Via Fedex
Next Day Delivery 1934 Act/Rule 14a-8

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Corning Incorporated – Shareholder Proposal Submitted by Harold Bitler

Ladies and Gentlemen,

This letter and the enclosed materials are submitted by Corning Incorporated ("Corning" or the "Company") pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended. On June 7, 2010, the Company received a shareholder proposal submitted by Harold Bitler ("Proponent") in a letter dated June 3, 2010 for inclusion in the Company's 2011 Proxy materials. Copies of his Proposal and related correspondence are attached hereto as Exhibit A through Exhibit D. For the reasons stated below, Corning intends to omit his Proposal from its 2011 Proxy materials.

Pursuant to Rule 14a-8(j), enclosed are six (6) copies of this letter and attachments. Copies of this letter and the attachments are being sent concurrently to the Proponent as notice of the Company's intention to omit his Proposal from its 2011 Proxy materials. Corning is submitting this letter no later than 80 calendar days before it intends to file its definitive 2011 Proxy materials with the Securities and Exchange Commission ("Commission"). The Company respectfully requests that the staff of the Division of Corporation Finance of the Commission confirm that it will not recommend any enforcement action to the Commission if the Company excludes the Proposal from its 2011 Proxy materials.

> His Proposal reads as follows: "I am proposing that an 'independent' investigation be conducted for the alleged 'hostile work environment' for the Information Technology division of Corning Incorporated. I am also requesting that these findings be presented to both the shareholders and the public."
>
> The Proposal materials are attached to this letter as Exhibit A.

The Company believes that the Proposal may be omitted from its 2011 Proxy materials pursuant to Rules 14a-8(b) and 14a-8(f)(1) because the Proponent has failed to prove his eligibility to submit the Proposal.

The Proposal may be excluded because the Proponent failed to prove ownership of the requisite amount of stock for at least one year as of the date he submitted the Proposal.

Rule 14a-8(b)(2)(i) under the Exchange Act requires that shareholder proponents who are not record holders "submit to the company a written statement from the 'record' holder of [their] securities (usually a broker or bank) verifying that, at the time [they] submitted [their] proposal, [they] continuously held the securities for at least one year." Rule 14a-8(b)(2)(i) also mandates shareholder proponents to provide a "written statement that [they] intend to continue to hold the securities through the date of the meeting of shareholders." No evidence of the amount of share ownership or intent to hold through the date of the annual meeting was included with the initial submission of the Proposal on June 7, 2010 (dated June 3, 2010). The Company provided the Proponent with notice of these deficiencies in its June 16, 2010 letter, which Proponent received at his residence via Fedex on June 17, 2010 (see Exhibit B).

The Proponent did not cure those deficiencies within 14 days of receiving the Company's June 16, 2010 letter on June 17, 2010.

Proponent responded to the Company with 10 pages of miscellaneous materials that arrived on July 16, 2010 (Exhibit C), and then later forwarded a Morgan Stanley Smith Barney letter addressed to Lisa Kreisler dated August 30, 2010 about her "recent purchase" of stock on August 20, 2010, which arrived at the Company on October 8, 2010 (Exhibit D).

The Proponent did not cure the deficiencies within 14 days of the Company providing its June 16, 2010 notice letter, did not prove ownership of at least $2,000 of the Company's stock for at least a year prior to submitting his Proposal, and did not timely submit a personal written statement of intent to continue holding such stock through the date of the Company's 2011 annual meeting of stockholders. Therefore, the Company believes his Proposal may be omitted from its 2011 Proxy materials because the Proponent is ineligible under Rule 14a-8(b).

Conclusion

For the reasons discussed above, Corning believes it may omit the Proposal from its 2011 Proxy materials in reliance on Rules 14a-8(b) and 14(a)-8(f)(1).

Please acknowledge receipt of this letter by date-stamping and returning the extra enclosed copy of this letter in the enclosed self-addressed envelope. If the staff has questions or needs additional information, please contact me at 607-974-9000.

Sincerely,

Denise Hauselt
Corporate Secretary

Enclosures

cc: Harold Bitler (via overnight Fedex) (w/encs.)

H:\WORD\BITLER\SEC_PROPOSAL_LTR

EXHIBIT A

June 3, 2010

Corporate Secretary
Corning Incorporated
One Riverfront Plaza
Corning, New York 14831

Dear Board Secretary:

Harold Bitler and Lisa Kreisler (husband and wife) are shareholders of Corning Incorporated.

As per your by-laws, I am submitting a proposal for the 2011 annual meeting.

I am proposing that an "independent" investigation be conducted for the alleged "hostile work environment" for the Information Technology division of Corning Incorporated. I am also requesting that these findings be presented to both the shareholders and the public.

Sincerely,

Harold L. Bitler

Harold L. Bitler

Shareholder (community property)

*** FISMA & OMB Memorandum M-07-16 ***

812743

AUTO 5-DIGIT 16550

L J KREISLER

*** FISMA & OMB Memorandum M-07-16 ***

C0009808656

Electronic Voting Instructions

You can vote by Internet or telephone!
Available 24 hours a day, 7 days a week!

Instead of mailing your proxy, you may choose one of the two voting methods outlined below to vote your proxy.

VALIDATION DETAILS ARE LOCATED BELOW IN THE TITLE BAR.

Proxies submitted by the Internet or telephone must be received by 1:00 a.m., Central Time, on April 29, 2010.

Vote by Internet

- Log on to the Internet and go to www.investorvote.com/glw
- Follow the steps outlined on the secured website.

Vote by telephone

- Call toll free 1-800-652-VOTE (8683) within the USA, US territories & Canada any time on a touch tone telephone. There is NO CHARGE to you for the call.
- Follow the instructions provided by the recorded message.

Using a black ink pen, mark your votes with an X as shown in this example. Please do not write outside the designated areas. X

Annual Meeting Proxy Card

9418 2219 6064 054

▼ IF YOU HAVE NOT VOTED VIA THE INTERNET OR TELEPHONE, FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. ▼

Harold Bitler

*** FISMA & OMB Memorandum M-07-16 ***

Corporate Secretary
Corning Incorporated
One Riverfront Plaza
Corning New York 14831

EXHIBIT B

CORNING

Corning Incorporated
One Riverfront Plaza
Corning, NY 14831

t 607 974 9000
www.corning.com

June 16, 2010

Via Fedex

Mr. Harold L. Bitler

*** FISMA & OMB Memorandum M-07-16 ***

Re: Your Letter Dated June 3rd

Dear Mr Bitler,

Your June 3, 2010 letter attempts to submit a proposal for Corning's 2011 Annual Meeting of Shareholders. However, your letter does not comply with the applicable rules. As noted on page 6 of Corning's 2010 Proxy Statement, there are various By-Law and SEC requirements for shareholder proposals.

SEC Rule 14a-8(b) says that a shareholder holding at least $2,000 of a company's securities, and that has held them for at least one year (and will continue to hold them through the date of the annual shareholders' meeting) is eligible to submit a proposal. (A copy of that SEC provision is enclosed for your information.)

According to records of Corning's stock transfer agent, Computershare, your wife currently is a registered holder of a fractional share of Corning stock in the WESPP, has no shares of Corning stock in the 401(k) plan, and you hold no shares of Corning stock. If you or your wife holds Corning stock separately through a bank or stock broker, then within 14 calendar days of receiving my letter: (1) submit to me a written statement from the broker or bank verifying the $2,000 in market value of Corning stock held for at least one year, and (2) you/your wife's own separate statement that you/your wife intend to continue to hold the securities through the date of Corning's April 28, 2011 Annual Meeting of Shareholders. Please note the SEC rules involve voting securities, and so stock options are not part of the calculation. (These SEC eligibility verification requirements appear on the second page of the enclosure.)

Very truly yours,

Denise Hauselt
Corporate Secretary

Enclosure

H:\WORD\BITLER\LTR_JUNE 2010

Rule 14a-8. Shareholder Proposals.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) **Question 1: What is a proposal?**

A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) **Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?**

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted

on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) Question 3: How many proposals may I submit?

Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

EXHIBIT C

Dear Ms. Hauselt,

I received two documents from Mr. Corliss. The one is NOTICE OF 2010 ANNUAL MEETING OF SHAREHOLDERS AND PROXY STATEMENT. He referenced me to the top of page 6. Mr. Corliss also sent me NOTICE OF 2009 ANNUAL MEETING OF SHAREHOLDERS AND PROXY STATEMENT. He referenced me to the second paragraph of page 5. No where did I find any reference to a $2000 ownership of shares.

I am sure this was a deliberate oversight!

My wife, Lisa Kreisler, informed me that we have stock options valued at over $9,000.00

However, as you know, because of the treatment she received by your company, Lisa now suffers from PTSD. Because of this condition, I am unable to communicate with her about anything relating to your company!

If I do not have the necessary shares for the 2011 meeting, I can promise you that I will have them for the 2012 meeting. I will also be present at the 2011 meeting to verbally discuss my concerns with the Board of Directors.

My point will be simple. I am asking for an independent investigation into the harsh treatment of women over the age of 40 in the Information Technology division of Corning Inc. I believe that the Code of Conduct and the Zero Tolerance Policy were not enforced. I also believe that the investigation will show criminal behavior. This behavior has and continues to be part of your culture. So, how can you call yourselves an equal opportunity employer?

An investigation will prove that a conspiracy between Glenn Hill and Kevin McManus offered Lisa Kreisler as a "human sacrifice" to the corporate gods of Corning Inc. They could not just fire her. Instead they deliberately subjected her to harassment that was both diabolical and criminal.

When I first approached Corning Inc. about this problem, I met with Mr. Corliss and a Carol Reiss on December 23, 2009. At that meeting Mr. Corliss took continuous notes for over two hours. Ms. Reiss came after me and repeatedly insisted that it was my duty to disclose names, dates, places and facts concerning all of the people who are alleged to have taken part in these offenses against the white females over the age of 40 who work in middle management.

I informed Ms. Reiss that it was not my place to do an investigation. I also told her that she would be upset with me if I conducted the investigation. However, not only did she insist, she virtually demanded that I start working for Corning Inc. as a special investigator.

So I did!

In the next two months I was able to send Ms. Reiss over 150 pages of my findings. I also informed her that I would be present at the annual meeting to discuss my findings with the Board of Directors. I also told her that I would ask them for an independent investigation. After all, if you can not guarantee the safety of your employees, how can guarantee anything to an investor?

I received a rude an insulting letter from your company. You told me that if I attended your "public" meeting your security forces would drag me away kicking and screaming!

What could make you so paranoid?

Why did you ask me to do an investigation and then refuse to hear what I had to say?

I am going to ask a lot of people that question for years to come....

Very truly yours,

Harold L. Bitler

HUMAN SACRIFICE

1. Lisa Kreisler was hired by Corning Inc. in 1996.
2. In 2002 Lisa received the growing people award.
3. Glenn Hill and Kevin McManus conspired to make Lisa a HUMAN SACRIFICE!
4. They wagered that she would go out on mental disability within one year!
5. Glenn Hill forced Lisa to join a team that was created for the sole purpose of this criminal conspiracy!
6. Glenn Hill's files indicate that he was never to be given another team because of his last disaster.
7. Kevin McManus selected Glenn Hill just because he knew that Glenn Hill would harass Lisa Kreisler and force her into stress leave.
8. The CEO of the company knew Kevin McManus and approved of his plan!
9. The Board O Directors should fire the CEO!
10. When Lisa proved stronger than they realized, the order to fire Lisa Kreisler came directly from Kevin McManus.
11. A source inside the HR department will testify under oath that Kevin McManus gave the order to Diane Taft to make sure that Lisa's rating was below average.

12. Lisa had blown the whistle on Glenn Hill.
13. Glenn Hill was planning to break international law.
14. He had been informed by Lisa and at least one male member of the team that what he was doing was illegal.
15. Glenn Hill threatened and harassed Lisa Kreisler every day.
16. He bullied her and broke the code of conduct every day.
17. Glenn Hill and Kevin McManus have a total disregard for the code of conduct.
18. Glenn Hill and Kevin McManus laugh at the idea of a zero tolerance policy.
19. Their actions indicate that Corning Inc. was never and will never be an equal opportunity employer!
20. An independent investigation into the Information Technology division of Corning Inc. will expose this criminal behavior.
21. Employees are stepping forward and offering even more sinister items of a criminal nature.
22. How long will this injustice be allowed to continue?
23. If you knew this was going on for this long, why didn't you at least prevent other female employees from receiving the same treatment?

24. Lisa Kreisler suffers from Post Traumatic Stress Disorder.

25. Three different professionals will testify to this fact.

26. Corning Inc. is required by law to protect the health and safety of all of its employees.

27. This would not be allowed to happen if the women in question (32 of them at last count) were in a labor union.

28. For some reason, if a woman is hired under the term "management" she apparently is fair "game" for any criminal misdeed that her male supervisors can dream up!

29. Lisa Kreisler did not deserve this treatment.

30. Molly Rumbarger did not deserve this treatment.

31. Suzee Woods did not deserve this treatment.

32. When will it end?

33. All the company has to do is have an independent investigation.

34. After all, if a company can not be trusted to protect the safety of its employees…

35. How do investors know that they will protect their life savings?

----- Original Message -----
From: Robert Thomas
To: Lisa Kreisler Bitler
Sent: Tuesday, April 13, 2010 1:13 PM
Subject: Re: New E-mail Address

It was just time for it. I just did not want that stress in my life any more. I walked in gave them my return to work slip and 45 seconds after that I gave them my letter of resignation, and told them I did not need to work for a company that could not take care of the people any more. And a few other things too.

Robert

From: Lisa Kreisler Bitler*** FISMA & OMB Memorandum M-07-16 ***
To: *** FISMA & OMB Memorandum M-07-16 *** Robert Thomas *** FISMA & OMB Memorandum M-07-16 ***
Sent: Tue, April 13, 2010 1:09:57 PM
Subject: Re: New E-mail Address

WOW

What happened -- are you ok?

----- Original Message -----
From: *** FISMA & OMB Memorandum M-07-16 ***
To: Lisa Kreisler Bitler
Sent: Tuesday, April 13, 2010 11:13 AM
Subject: Re: New E-mail Address

I quit coming yesterday. Life should get beTter now.
Sent from my Verizon Wireless BlackBerry

From: "Lisa Kreisler Bitler" *** FISMA & OMB Memorandum M-07-16 ***
Date: Tue, 13 Apr 2010 11:01:19 -0400
To: *** FISMA & OMB Memorandum M-07-16 ***
Subject: Re: New E-mail Address

I updated my records -- hope all is well!

----- Original Message -----
From: Robert D. Thomas
To: Affordable Suites ; Cathy & Bukk ; Cathy Scroble ; Charlie & Jackie Williams ; Charlotte Thomas ; Chris Vogel ; Colleen O'Brien ; Dan Wilhelm ; Dana ; Dave Homer ; Deb Haner ; Diane ; Eddie ; Ellen Seagle ; John McVeigh ; John McVeigh ; Karen *** FISMA & OMB Memorandum M-07-16 *** mayo ; *** FISMA & OMB Memorandum M-07-16 *** Patty Haskins ; Porkchop ; Ron Brown ; Stefan ; Steve Ingram ; *** FISMA & OMB Memorandum M-07-16 *** Vanessa ; vince ; Phantom ; Willie Howe
Sent: Tuesday, April 13, 2010 5:19 AM
Subject: New E-mail Address

I will be closing out my Roadrunner E-mail address today. Here is my new E-mail address, please update your address book.

*** FISMA & OMB Memorandum M-07-16 ***

Bob Thomas

Hostile Work Environment:

If you have ever worked for the area's largest employer and you have suffered emotional abuse, workplace bullying, mobbing, verbal abuse, job harassment, injustice, aggression, incivility or any sort of demeaning behavior, please contact HB, *** FISMA & OMB Memorandum M-07-16 ***

*** FISMA & OMB Memorandum M-07-16 ***

CORNING Corning Incorporated Corning, NY 14831 t 607 974 9000 www.corning.com

March 1, 2010

Dear Mr. Bitler:

Thank you again for the information you have provided and for meeting with us multiple times to review the material and discuss the details.

As you are aware, we have been investigating your assertions of misconduct within Corning since last year. To date, we have reviewed all of the letters and accompanying materials you have submitted, beginning with your initial letter in December 2009 and the five subsequent letters received by Corning on January 22, January 29, February 8, February 15, and February 19. In addition to your six letters, we met with you on December 23 and February 12, and you were present during our interview with your wife, Ms. Kreisler, on February 15.

At this point, we have concluded our investigation and will implement any responsive actions we deem appropriate. As discussed, although you may be curious about the details and results of the investigation, it is Corning's policy not to disclose this information to third parties. However, please be assured that Corning has taken your reports seriously and has conducted a thorough investigation.

At this point, we consider this matter closed. Although you have previously told us that you have additional information that you are unwilling to provide, you remain welcome to submit any additional facts or details you may have. Should you wish to do so, you may send any such information to our attention at the above address.

Finally, given your descriptions in our previous meetings of Ms. Kreisler's state of mind, as well as the description contained in your letter to us following our February 15 meeting with her, Corning's offer to assist her with counseling and additional career transition support remains open. If at any time she is interested in this help, she should call either of us and we will make the appropriate arrangements, on an expedited basis.

Best regards,

Kevin Corliss   Carol Reiss

CORNING

Kevin G. Corliss
Division Vice President
Global Employee Relations
& Employment Law

Corning Incorporated
One Riverfront Plaza
MP-HQ-01-E02
Corning, NY 14831

t 607 974 8134
f 607 974 4532
corlisskg@corning.com
www.corning.com

April 26, 2010

Dear Mr. Bitler:

We have your most recent correspondence containing a proposed shareholders' motion. All such matters must be given to the company in writing far enough in advance to ensure that all shareholders, not just those who attend the meeting, have an opportunity to consider these matters. The deadlines and proper procedures for making such motions are in the company's proxy statement, which was sent to all shareholders and has also been available at the company's website. For your information, a copy of the proxy is attached. Your correspondence does not comply with these requirements which must be applied equally to all shareholders. Therefore, we can not accept any motion from you at Corning's Annual Shareholders' Meeting.

In reviewing your previous correspondence of January 22, January 29, February 15 and February 19, and the latest which we received on April 12, it is our conclusion that your presence at the Corning's Annual Shareholders' Meeting on April 29 will be disruptive and will not be permitted. You are not invited or authorized to enter or be present on Corning's property for any purpose. If you attempt to enter Corning's property, including its parking lots, you will be asked to leave and removed by the appropriate authorities if necessary.

The tone of your correspondence and the persistence of the accusations against current and past employees in your correspondence require us to take this action. I also urge you to reconsider your intention to publicize your accusations on Corning employees out of consideration for the reputation and feelings of those individuals and because those individuals may view your statements as defamatory and take whatever legal action against you that may be available to them.

Of course our offer of personal and career counseling for your wife, if she would like to use those services, remains open. In addition, Carol Reiss and I remain willing to meet with you during the first week of May if you so desire.

Very truly yours,

Kevin G. Corliss

CORNING

Corning Incorporated
One Riverfront Plaza
Corning, NY 14831

t 607 974 9000
www corning com

June 16, 2010

Via Fedex

Mr. Harold L. Bitler

*** FISMA & OMB Memorandum M-07-16 ***

Re: Your Letter Dated June 3rd

Dear Mr Bitler,

Your June 3, 2010 letter attempts to submit a proposal for Corning's 2011 Annual Meeting of Shareholders. However, your letter does not comply with the applicable rules. As noted on page 6 of Corning's 2010 Proxy Statement, there are various By-Law and SEC requirements for shareholder proposals.

SEC Rule 14a-8(b) says that a shareholder holding at least $2,000 of a company's securities, and that has held them for at least one year (and will continue to hold them through the date of the annual shareholders' meeting) is eligible to submit a proposal. (A copy of that SEC provision is enclosed for your information.)

According to records of Corning's stock transfer agent, Computershare, your wife currently is a registered holder of a fractional share of Corning stock in the WESPP, has no shares of Corning stock in the 401(k) plan, and you hold no shares of Corning stock. If you or your wife holds Corning stock separately through a bank or stock broker, then within 14 calendar days of receiving my letter: (1) submit to me a written statement from the broker or bank verifying the $2,000 in market value of Corning stock held for at least one year, and (2) you/your wife's own separate statement that you/your wife intend to continue to hold the securities through the date of Corning's April 28, 2011 Annual Meeting of Shareholders. Please note the SEC rules involve voting securities, and so stock options are not part of the calculation. (These SEC eligibility verification requirements appear on the second page of the enclosure.)

Very truly yours,

Denise Hauselt
Corporate Secretary

Enclosure

H:\WORD\BITLER\LTR_JUNE 2010

EXHIBIT D

RECEIVED

OCT 08 2010

EXECUTIVE DEPT. DAH

720 South Atherton Street
State College, PA 16801
tel 814-861-1700
fax 814-861-1750
toll free 800-222-5457
toll free 800-238-3666

MorganStanley
SmithBarney

August 30, 2010

Lisa Kreisler

*** FISMA & OMB Memorandum M-07-16 ***

Dear Lisa,

Thank you for your recent purchase of Corning Glass Works common stock. I understand that you intend to hold these shares through May 31, 2012. I'll follow up with you as we reach that date.

Thanks again.

Sincerely,

Rich Weidhaas

Richard Weidhaas
Financial Advisor

Harold L. Bittle

ST. COLLEGE PA 16801 814-861-1700

229ND121 012540
*** LISA KREISLER #369
CGM IRA CUSTODIAN

*** FISMA & OMB Memorandum M-07-16 ***

Summary For Settlement Date	08/20/2010	
Total Purchases	$ 2,611.98	
Net Amount	$ 2,611.98	Debit

You Bought 150 at a price of 16.70650

CORNING INC

Gross Amount	$ 2,505.98
Commission	100.00
Transaction Fee	6.00
Amount	$ 2,611.98
Settlement Date	08/20/2010

Trade Date: 08/17/2010
Market: Over-The-Counter

CUSIP#: 219350-10-5
Security#: C696429
Symbol: GLW

Solicited Order
Cash Acct.
Ref #: 183830

HOLD SECURITIES

Morgan Stanley Smith Barney LLC acted as your agent in this transaction.

Harold G. Bittle

Account carried by Citigroup Global Markets Inc. Member SIPC. Morgan Stanley Smith Barney LLC. Member SIPC.
As a reminder, payment for securities purchased, or delivery of securities sold, must be deposited by Settlement Date.
See reverse for further details. Keep this document for your records. Thank you for your business.

08/17/2010 XD-010460-L

Harold [illegible] ller

*** FISMA & OMB Memorandum M-07-16 ***

ROCHESTER NY 144

07 OCT 2010PM 3 L

Ms. Denise Hausel
Corporate Secretary
Corning Incorporated
One Riverfront Plaza
Corning New York 14831

CORNING Corning Incorporated Corning, NY 14831 t 607 974 9000
www.corning.com

December 20, 2011

VIA FEDEX NEXT DAY DELIVERY
AND VIA ELECTRONIC MAIL
(shareholderproposals@sec.gov)

1934 Act/Rule 14a-8

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Corning Incorporated -- Shareholder Proposal Submitted by Harold Bitler

Ladies and Gentlemen,

This letter and the enclosed materials are submitted by Corning Incorporated ("Corning" or the "Company") pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended. On October 18, 2011, the Company received a shareholder proposal submitted by Harold Bitler ("Proponent") in a letter with enclosures dated October 11, 2011 for inclusion in the Company's 2012 Proxy materials. Copies of his Proposal and related correspondence are attached hereto as Exhibit 1 through Exhibit 7. For the reasons stated below, we respectfully request that the staff of the Division of Corporation Finance (the "Staff") of the U.S. Securities and Exchange Commission (the "Commission") concur in our view that Corning may properly omit his Proposal from its 2012 Proxy materials.

Pursuant to Rule 14a-8(j), Staff Legal Bulletin No. 14D (November 7, 2008), and Staff Legal Bulletin No. 14F (October 18, 2011), I am e-mailing to the Staff this letter, which includes the Proposal, an account statement from Morgan Stanley Smith Barney for an individual retirement account in the name of Lisa Kreisler, the wife of the Proponent, and the Proponent's October 11, 2011 letter to directors as submitted to the Company on October 18, 2011 as Exhibit 1; the Company's October 28, 2011 letter to the Proponent (Exhibit 3); his reply materials I received on November 14, 2011 (Exhibit 2); and several of Mr. Bitler's mailings to the Company or its directors since April 2010 (Exhibits 4-7). Proponent has sent over 20 mailings to the Company, its directors and certain executives since December 2009.

Pursuant to Rule 14a-8(j), I am also sending by Fedex six (6) hard copies of this letter and attachments. Copies of this letter and the attachments are being sent concurrently to the Proponent as notice of the Company's intention to exclude his Proposal from its 2012 Proxy materials. Corning is submitting this letter no later than 80 calendar days before it intends to file its definitive 2012 Proxy materials with the Commission. The Company respectfully requests that the staff of the Division of Corporation Finance of the Commission confirm that it will not recommend any enforcement action to the Commission if the Company excludes the Proposal from its 2012 Proxy materials.

Rule 14a-8(k) and section E of SLB No. 14D provide that shareholder proponents are required to send companies a copy of any correspondence that the shareholder proponent elects to submit to the Commission or Staff. Accordingly, the Company takes this opportunity to remind the Proponent to concurrently send to the Company a copy of any correspondence he elects to submit to you.

SUMMARY OF PROPOSAL

> The Proposal reads as follows: "I am proposing that an 'independent' investigation be conducted for the alleged 'hostile work environment' for the Information Technology division of Corning Incorporated. I am also requesting that these findings be presented to both the shareholders and the public."
>
> Proposal materials are attached to this letter as Exhibit 1.

In response to the Company's October 28, 2011 letter, Proponent submitted documents stating that his wife, Lisa Kreisler, owns Company stock and has authorized him to submit the Proposal on her behalf (see Exhibit 2).

The Company believes that the Proposal may be omitted from its 2012 Proxy materials pursuant to Rule 14a-8(i)(4) because it relates to the Proponent's personal grievance against the Company; or pursuant to Rule 14a-8(i)(7) because the Proposal deals with a matter relating to the Company's ordinary business; or for other reasons.

SIMILARITY TO PRIOR PROPOSAL

As an initial matter, the Company notes that the Proposal is substantially identical to a prior proposal ("Prior Proposal") that Proponent submitted for inclusion in the Company's 2011 Proxy materials. The Staff concurred with the exclusion of the Prior Proposal pursuant to Rule 14a-8(b) and 14a-8(f)(1) because the Proponent last year failed to prove his eligibility for submission. A copy of that Prior Proposal, together with the Company's no-action request letter with attachments, and the Staff's response and attachments (including Proponent's Staff submission), are attached as Exhibit 7.

REASONS FOR EXCLUSION OF THE PROPOSAL

1. The Proposal may be excluded under Rule 14a-8(i)(4) because it relates to the redress of a personal claim or grievance against the Company.

Under Rule 14a-8(i)(4), a proposal may be excluded if it relates to the redress of a personal claim or grievance against the company or if it is designed to result in a benefit to the proponent or to further a personal interest not shared with other shareholders at large. The Commission has stated that Rule 14a-8(i)(4) is designed "to insure that the security holder proposal process would not be abused by proponents attempting to achieve personal ends that are not necessarily in the common interest of the issuer's shareholders generally." Exchange Act Release No. 34-20091 (Aug. 16, 1983). As explained below, the Company submits that the Proposal arises directly out of a personal grievance by the Proponent, as spouse of a former employee whose employment ended as part of a 2009 corporate reduction in force involving over 500 employees, and is an abuse of the shareholder proposal process because it is designed to further the Proponent's personal cause related to his spouse, without producing any benefit to other shareholders of the Company. "The cost and time involved in dealing with these situations do a disservice to the interests of the issuer and its security holders at large." Exchange Act Release No. 34-19135 (Oct. 14, 1982).

The fact that the Proposal stems from Proponent's personal grievance against the Company is clear from his correspondence included with the Proposal and his submissions associated with the Prior Proposal. His October 11, 2011 letter including the Proposal addressed to the Company Secretary says that "Harold Bitler and Lisa Kreisler (husband and wife) are shareholders" of the Company. His October 11, 2011 letter addressed to the Company's directors and included with his Proposal alleges "that Lisa Kreisler had been bullied and harassed for almost two years." That Proponent letter also states that: "I plan to attend the next annual meeting and pass out as many reports as you have investors and directors in attendance." Proponent's letter further notes: "In the following year, April of 2013, I will bring volume two for distribution. This is the information about Lisa Kreisler and all of the other women who have received the Growing People Award." Proponent's letter also lists various allegations involving his wife and her treatment at the Company before Lisa Kreisler's employment ended. Proponent's October 11, 2011 letter to directors also states: "Then at the business meeting for April of 2014, I shall present to all in attendance the information that employees are still sending me about current and past executives. It outlines in detail all of the graphic womanizing by these individuals."

In addition to his October 2011 letters, the Proponent has repeatedly contacted the Company alleging improper conduct by certain named and unnamed employees toward Lisa Kreisler (his wife) and others. The Company notes that his allegations were investigated by the Company, which determined that the Proponent's claims were without merit, and notified him of that fact on March 1, 2010.

The Staff and Commission have consistently permitted companies to exclude proposals presented by disgruntled employees with a history of confrontation with the company as indicative of a personal claim or grievance within the meaning of Rule 14a-8(i)(4). See e.g. The Southern Company (January 21, 2003) (concurring in excluding a proposal requesting an investigation of management by a former employee who was laid off as part of a workforce reduction, because it was determined that the proposal was another attempt by a disgruntled employee to redress his personal grievances against the company); International Business Machines Corporation (Dec. 12, 2005) (concurring in the exclusion of a proposal under Rule 14a-8(i)(4) of a former employee who was unsuccessful in litigating a wrongful termination claim); General Electric Company (Jan. 12, 2007) (concurring in excluding a proposal of a disgruntled former employee); American Express Company (Jan. 13, 2011) (concurring in excluding proposal by a former employee who alleged discrimination and breaches of the company's code of conduct by other employees); Morgan Stanley (Jan. 14, 2004); Pfizer, Inc. (Jan. 13, 1995). The Company submits that the same result should apply here.

The Company believes Proponent is turning to the shareholder proposal process to redress his and his wife's personal grievances with the Company, and his allegations against certain Company employees are motivated by Proponent's wife being part of the 2009 reduction in force at the Company. The Proposal, requesting that shareholders approve an investigation into various employees' actions, is similarly motivated by personal grievances against the Company arising from Ms. Kreisler's termination of employment due to the 2009 reduction in force. The Company respectfully requests that the Proposal may be excluded from the 2012 Proxy materials under Rule 14a-8(i)(4) because the Proposal relates to the Proponent's personal grievance against the Company.

2. The Proposal may be excluded pursuant to Rule 14a-8(i)(7) because it is a matter relating to the Company's ordinary business operations.

Rule 14a-8(i)(7) permits omission of a shareholder proposal that "deals with a matter relating to the company's ordinary business operations." The basis for exclusion under Rule 14a-8(i)(7) is to preserve the authority of a company's management and its board of directors to manage the business and affairs of the company. In the adopting release to the amended shareholder proposal rules, the Commission stated that the "general underlying policy of the exclusion is consistent with the policy of most state corporate laws: to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." See Exchange Act Release No. 34-40018 (May 21, 1998) (the "1998 Release").

In the 1998 Release, the Commission said the "ordinary business" exclusion rests on two "central considerations." The Commission noted the first consideration relates to the subject matter of the proposal, indicating that "certain tasks are so fundamental to management's ability to run the company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." The Commission said "the second consideration relates to the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment."

The Proposal appears to be related to perceived violations of law and alleged employment misconduct by certain employees in the Company's Information Technology division. The supervision and discipline of employees is a task so fundamental to management's ability to run a company on a day-to-day basis that it should not, as a practical matter, be subject to direct shareholder oversight. To the extent Proponent is requesting the Company's shareholders approve an investigation into the conduct of the Company's employees and make the findings public, inclusion of such a Proposal could severely constrain management's ability to effectively supervise and discipline its employees on a normal basis, if such matters are subject to continued shareholder oversight.

The Staff has consistently concurred with companies requesting exclusion of shareholder proposals that request the board of directors to undertake actions to ensure compliance with legal requirements governing ordinary business operations. See Sprint Nextel Corporation (Mar. 16, 2010) (concurring in excluding proposal requesting that the company adopt a code of conduct to deter wrongdoing by its CEO and to ensure compliance with securities laws and SEC rules and regulations); H. R. Block, Inc. (May 4, 2006) (concurring in excluding proposal requesting special board committee to review sales practices and alleged fraudulent marketing); Hudson United Bancorp (Jan. 24, 2003) (concurring in excluding proposal requesting board of directors to appoint an independent stockholders committee to investigate possible corporate misconduct); Crown Central Petroleum (Feb. 19, 1997) (concurring in excluding proposal requesting that the board of directors investigate whether marketing practices resulted in tobacco sales to minors in violation of laws). Finally, the Staff has indicated that shareholder proposals requesting investigations are excludable because they involve a company's ordinary business operations. See Potomac Electric Power Co. (Mar. 3, 1992) (Staff response stated that "questions as to which, if any, matters involving the Company's operations should be investigated and what means should be used do appear to involve ordinary business operations"); AT&T Corp. (Jan. 16, 1996) (ordinary business operations exception applied to a proposal requesting that the company's board initiate a review of certain employment practices).

Consistent with the Staff's precedent, determining compliance and investigations to determine potential legal violations are tasks fundamental to the Company's management in running day-to-day ordinary business operations. Additionally, because investigations typically involve complex circumstances, it would be difficult for the Company's shareholders to make an informed decision regarding any potential investigation. Consequently, the Company respectfully requests that the Staff concur that the Proposal may be excluded under Rule 14a-8(i)(7) as a matter relating to the Company's ordinary business operations.

CONCLUSION

For the reasons above, the Company respectfully requests the Staff's concurrence that the Proposal may be excluded from its 2012 Proxy materials in reliance on Rules 14a-8(i)(4) and 14a-8(i)(7).

If the Staff has questions or needs additional information, please contact me at 607-974-9000.

Sincerely,

Denise Hauselt
Corporate Secretary

Enclosures

cc: Harold Bitler (via overnight Fedex) (w/encs.)

EXHIBIT 1

received
10/19/11

October 11, 2011

Corporate Secretary
Corning Incorporated
One Riverfront Plaza
Corning, New York 14831

Dear Board Secretary:

Harold Bitler and Lisa Kreisler (husband and wife) are shareholders of Corning Incorporated.

As per your by-laws, I am submitting a proposal for the 2012 annual meeting.

I am proposing that an "independent" investigation be conducted for the alleged "hostile work environment" for the Information Technology division of Corning Incorporated. I am also requesting that these findings be presented to both the shareholders and the public.

We, (Lisa and Harold) intend to keep our shares of Corning Stock until May 1, 2016. We expect the Corning Directors to resolve this issue by that date. I was commissioned by Carol Reiss (December 23, 2009) to complete this investigation for Corning Inc. I plan to attend each business meeting and give an annual report of my progress. I will have copies of my report for all of the directors and any shareholders in attendance.

Sincerely,

Harold L Bitler

Harold L. Bitler

Shareholder (community property)

*** FISMA & OMB Memorandum M-07-16 ***

MorganStanley SmithBarney

Ref: 00000488 00012116

Individual Retirement Account
September 1 - September 30, 2011

LISA KREISLER *Account numbe*

Bank Deposit Program[SM]

The Federal Deposit Insurance Corporation (FDIC) provides insurance on deposits up to $250,000 per account owner, per bank. However, the Smith Barney Bank Deposit Program (BDP) applies certain limits to the maximum deposit amount permitted in certain banks, which may be below the maximum FDIC insurance limits for certain types of accounts. In those instances where an account type exceeds the maximum FDIC insurance limits, those deposits will be uninsured. Balances maintained in Deposit Accounts at each Affiliated Program Bank are not protected by the Securities Investor Protection Corporation ("SIPC") or any excess-SIPC coverage provided by Citigroup Global Markets Inc. For complete details please refer to the "Bank Deposit Program Disclosure Statement."

Principal	Description	Current value	Accrued interest	Annualized % return	Anticipated income (annualized)
[redacted]	[redacted]	[redacted]		[redacted]	[redacted]
Total Bank Deposit Program		[redacted]	[redacted]	[redacted]	[redacted]

Common stocks & options

Citi Investment Research & Analysis (CIRA), Morgan Stanley & Co. LLC (Morgan Stanley) and Standard & Poor's research ratings may be shown for certain securities. All research ratings represent the "opinions" of the research provider and are not representations or guarantees of performance. Because the research report contains more complete information regarding the analyst's opinions, analysis, and rating, you should read the entire research report and not infer its contents from the rating. Where a particular company is covered by both CIRA and Morgan Stanley, you can and should view both research reports. CIRA and Morgan Stanley research reports may contain different or conflicting information about the subject companies of such research reports because they are prepared separately from each other. CIRA stock recommendations include an investment rating and a risk rating. The investment Rating Code (1, 2 or 3) is a function of CIRA's expectation of total return (forecast price appreciation and dividend yield within the next twelve months) and a Risk Rating. The Risk Rating (L, M, H or S) represents the stock's expected risk, taking into account price volatility and fundamental criteria. In addition, CIRA may place covered stocks "Under Review" in response to exceptional circumstances (e.g. lack of information critical to the analyst's thesis) affecting the company and/or trading in the company's securities (e.g. trading suspension). Stocks placed "Under Review" by CIRA will be monitored daily by CIRA management. As soon as practically possible, CIRA will publish a note re-establishing a rating and investment thesis. Please refer to the end of this statement for a guide describing CIRA ratings. Morgan Stanley and Standard & Poor's research ratings have been normalized by these providers to a 1 (Buy), 2 (Hold), and 3 (Sell). Morgan Stanley Smith Barney is not the author of, does not take responsibility for, and does not guarantee the accuracy, completeness, or timeliness of research prepared by Standard & Poor's.

Quantity	Description	Symbol	Date acquired	Cost	Share cost	Current price	Current value	Unrealized gain/(loss)	Average % yield	Anticipated income (annualized)
150	CORNING INC Rating: Citigroup : 2H S&P : 1	GLW	08/17/10	$ 2,611.98	$ 16.706	$ 12.36	$ 1,854.00	($ 757.98) LT	1.618%	$ 30.00

October 11, 2011

Dear Directors:

On December 23, 2009, I met with Carol Reiss in Corning New York. I explained to her that Lisa Kreisler had been bullied and harassed for almost two years. I told her that other unnamed employees had similar problems. Ms. Reiss proceeded to condemn my request for an investigation. She insisted that it was my responsibility (Harold Bitler's) to investigate and supply Corning Inc. with names, dates, times and places. And she went on to tell me that if I held anything back that it would be my (Harold Bitler's) responsibility if any other of Corning's employees became victims.

I have been compiling information since that date for the Board of Directors. I plan to attend the next annual meeting and pass out as many reports as you have investors and directors in attendance. Volume one will be about all of the current and past executives who have been accused of bullying and harassment Corning employees.

In the following year, April of 2013, I will bring volume two for distribution. This is the information about Lisa Kreisler and all of the other women who have received the Growing People Award. It will contain all the information about Glenn Hill. It will detail how he forced Lisa Kreisler to quit her current job at Corning Inc. and join his "team" as a direct result of blackmail and intimidation. It will also detail how Glenn Hill verbally assaulted Lisa Kreisler for almost two years and left her in a state of Post Traumatic Stress Disorder. It will also detail what happened when Lisa went to HR for help. Information about Mark Clark and Kevin McManus will be included. HR told Mr. Clark about the harassment and bullying and he did nothing. Kevin McManus directed HR to "cook the books" and falsify all of the documents relating to the job performance of Lisa Kreisler.

Then, at the business meeting for April of 2014, I shall present to all in attendance the information that employees are still sending me about current and past executives. It outlines in detail all of the graphic womanizing by these individuals. It also has information from female members who were paid off and sworn to silence.

Originally, I did not intend to make this part of my report; however, I feel that once every investor or potential investor reads volumes one, two, and three, they will agree with me that Corning Inc. has a serious management problem.

Respectfully submitted,

Harold L. Bitler

Harold L. Bitler

*** FISMA & OMB Memorandum M-07-16 ***

EXHIBIT 2

October 11, 2011

Corning Incorporated.
One Riverfront Plaza
Corning, New York 14831

Dear Board Secretary:

Harold Bitler and Lisa Kreisler (husband and wife) are shareholders of Corning Incorporated.

As per your by-laws, I am submitting a proposal for the 2012 annual meeting.

I am proposing that an "independent" investigation be conducted for the alleged "hostile work environment" for the Information Technology division of Corning Incorporated. I am also requesting that these findings be presented to both the shareholders and the public.

We, (Lisa and Harold) intend to keep our shares of Corning Stock until May 1, 2016. We expect the Corning Directors to resolve this issue by that date. I was commissioned by Carol Reiss (December 23, 2009) to complete this investigation for Corning Inc. I plan to attend each business meeting and give an annual report of my progress. I will have copies of my report for all of the directors and any shareholders in attendance.

Sincerely,

Harold L. Bitler

Harold L. Bitler

Shareholder (community property)

*** FISMA & OMB Memorandum M-07-16 ***

RECEIVED
NOV 14 2011
EXECUTIVE DEPT. DAH

720 S. Atherton St.
State College, PA 16801
tel 814 861 1700
fax 814 861 1750
toll free 800 238 3666

MorganStanley
SmithBarney

November 7, 2011

LETTER OF CONFIRMATION

As of October 11, 2011, Lisa Kreisler held, and has held continuously for at least one year, 150 shares of Corning Inc common stock. The market value of these shares is more than $2000.

Sincerely,

Richard Weidhaas

Richard Weidhaas
Financial Advisor

9:48 11/07/11
BL 11711

November 7, 2011

LETTER OF CONFIRMATION

My name is Lisa Kreisler. I am married to Harold Bitler. I own 150 shares of Corning common stock. I have held these stocks for over a year and I intend to keep these shares in my possession until April 26, 2012.

This letter is also for the express purpose of giving Harold Bitler my proxy for the annual meeting to be held on April 26, 2012 and for the expressed purpose of making a proposal to the Board of Directors as required by your letter dated October 28, 2011.

Sincerely,

Lisa June Kreisler

Page 99 redacted for the following reason:

- -

*** FISMA & OMB Memorandum M-07-16 ***

EXHIBIT 3

CORNING

Corning Incorporated
One Riverfront Plaza
Corning, NY 14831

1 607 974 9000
www.corning.com

October 28, 2011

Via Fedex

Mr. Harold L. Bitler

*** FISMA & OMB Memorandum M-07-16 ***

Re: Your October 11th Letter Corning Got October 18th

Dear Mr. Bitler,

Your October 11, 2011 letter (postmarked October 17th and received October 18th) attempts to submit a proposal for Corning's 2012 Annual Meeting of Shareholders. However, your letter and enclosures do not comply with the applicable rules. As noted on page 6 of Corning's 2011 Proxy Statement, there are various By-Law and SEC requirements for shareholder proposals.

SEC Rule 14a-8(b) says that a shareholder holding at least $2,000 in market value of a company's securities, and that has held them continuously for at least one year by the date they submit the proposal (and will continue to hold them through the date of the annual shareholders' meeting) is eligible to submit a proposal. (A copy of that SEC provision is enclosed for your information.)

The Lisa Kreisler Individual Retirement Account monthly account statement from Morgan Stanley Smith Barney for September 1-September 30, 2011 included with your October letter is not sufficient -- it states a "current value" of $1,854 for the Corning stock and does not run through your October submission date.

On October 18th, the SEC Division of Corporation Finance issued a Bulletin, including how shareholders can avoid common errors when submitting proof of ownership to companies, saying: "We note that many proof of ownership letters do not satisfy this requirement because they do not verify the shareholder's beneficial ownership for the entire one-year period preceding and including the date the proposal is submitted." That SEC Bulletin also noted:

> Although our administration of Rule 14a-8(b) is constrained by the terms of the rule, we believe that shareholders can avoid the two errors highlighted above by arranging to have their broker or bank provide the required verification of ownership as of the date they plan to submit the proposal using the following format:
>
> "As of [date the proposal is submitted], [name of shareholder] held, and has held continuously for at least one year, [number of securities] shares of [company name] [class of securities]."

According to records of Computershare as Corning's stock transfer agent, Lisa Kreisler and you hold no shares of Corning stock as registered stockholders. Presumably, Corning stock is held in other broker or bank accounts. For Corning stock that you or Lisa Kreisler hold separately through a bank or stock broker, then within 14 calendar days of receiving my letter, submit to me: (1) a written statement from the broker or bank verifying the $2,000 in market value of Corning stock held for at least one year through the October submission date of the shareholder proposal, (2) Lisa Kreisler's statement as shareholder that she intends to continue to hold her securities through the date of Corning's April 26, 2012 Annual Meeting of Shareholders; and (3) Lisa Kreisler's signed authorization for you to submit a proxy shareholder proposal on her behalf.

Please note the SEC rules involve voting securities, so stock options are not part of the $2,000 market value calculation. (These SEC eligibility verification requirements appear on the second page of the enclosure, and relevant part of the recent SEC Bulletin is at the back.)

Very truly yours,

Denise Hauselt
Corporate Secretary

Enclosures

H:\WORD\BITLER\LTR_OCTOBER 2011

Rule 14a-8. Shareholder Proposals.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) **Question 1: What is a proposal?**

A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) **Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?**

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) **Question 3: How many proposals may I submit?**

Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

Division of Corporation Finance
Securities and Exchange Commission

Shareholder Proposals

Staff Legal Bulletin No. 14F (CF)

Action: Publication of CF Staff Legal Bulletin

Date: October 18, 2011

Summary: This staff legal bulletin provides information for companies and shareholders regarding Rule 14a-8 under the Securities Exchange Act of 1934.

Supplementary Information: The statements in this bulletin represent the views of the Division of Corporation Finance (the "Division"). This bulletin is not a rule, regulation or statement of the Securities and Exchange Commission (the "Commission"). Further, the Commission has neither approved nor disapproved its content.

Contacts: For further information, please contact the Division's Office of Chief Counsel by calling (202) 551-3500 or by submitting a web-based request form at https://tts.sec.gov/cgi-bin/corp_fin_interpretive.

A. The purpose of this bulletin

This bulletin is part of a continuing effort by the Division to provide guidance on important issues arising under Exchange Act Rule 14a-8. Specifically, this bulletin contains information regarding:

- Brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8;
- Common errors shareholders can avoid when submitting proof of ownership to companies;
- The submission of revised proposals;
- Procedures for withdrawing no-action requests regarding proposals submitted by multiple proponents; and
- The Division's new process for transmitting Rule 14a-8 no-action responses by email.

You can find additional guidance regarding Rule 14a-8 in the following bulletins that are available on the Commission's website: SLB No. 14, SLB No. 14A, SLB No. 14B, SLB No. 14C, SLB No. 14D and SLB No. 14E.

B. The types of brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

1. Eligibility to submit a proposal under Rule 14a-8

To be eligible to submit a shareholder proposal, a shareholder must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the shareholder meeting for at least one year as of the date the shareholder submits the proposal. The shareholder must also continue to hold the required amount of securities through the date of the meeting and must provide the company with a written statement of intent to do so.[1]

The steps that a shareholder must take to verify his or her eligibility to submit a proposal depend on how the shareholder owns the securities. There are two types of security holders in the U.S.: registered owners and beneficial owners.[2] Registered owners have a direct relationship with the issuer because their ownership of shares is listed on the records maintained by the issuer or its transfer agent. If a shareholder is a registered owner, the company can independently confirm that the shareholder's holdings satisfy Rule 14a-8(b)'s eligibility requirement.

The vast majority of investors in shares issued by U.S. companies, however, are beneficial owners, which means that they hold their securities in book-entry form through a securities intermediary, such as a broker or a bank. Beneficial owners are sometimes referred to as "street name" holders. Rule 14a-8(b)(2)(i) provides that a beneficial owner can provide proof of ownership to support his or her eligibility to submit a proposal by submitting a written statement "from the 'record' holder of [the] securities (usually a broker or bank)," verifying that, at the time the proposal was submitted, the shareholder held the required amount of securities continuously for at least one year.[3]

2. The role of the Depository Trust Company

Most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency acting as a securities depository. Such brokers and banks are often referred to as "participants" in DTC.[4] The names of these DTC participants, however, do not appear as the registered owners of the securities deposited with DTC on the list of shareholders maintained by the company or, more typically, by its transfer agent. Rather, DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants. A company can request from DTC a "securities position listing" as of a specified date, which identifies the DTC participants having a position in the company's securities and the number of securities held by each DTC participant on that date.[5]

3. Brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

In *The Hain Celestial Group, Inc.* (Oct. 1, 2008), we took the position that an introducing broker could be considered a "record" holder for purposes of Rule 14a-8(b)(2)(i). An introducing broker is a broker that engages in sales and other activities involving customer contact, such as opening customer accounts and accepting customer orders, but is not permitted to maintain custody of customer funds and securities.[6] Instead, an introducing broker engages another broker, known as a "clearing broker," to hold custody of client funds and securities, to clear and execute customer trades, and to handle other functions such as issuing confirmations of customer trades and customer account statements. Clearing brokers generally are DTC participants; introducing brokers generally are not. As introducing brokers generally are not DTC participants, and therefore typically do not appear on DTC's securities position listing, *Hain Celestial* has required companies to accept proof of ownership letters from brokers in cases where, unlike the positions of registered owners and brokers and banks that are DTC participants, the company is unable to verify the positions against its own or its transfer agent's records or against DTC's securities position listing.

In light of questions we have received following two recent court cases relating to proof of ownership under Rule 14a-8[7] and in light of the Commission's discussion of registered and beneficial owners in the Proxy Mechanics Concept Release, we have reconsidered our views as to what types of brokers and banks should be considered "record" holders under Rule 14a-8(b)(2)(i). Because of the transparency of DTC participants' positions in a company's securities, we will take the view going forward that, for Rule 14a-8(b)(2)(i) purposes, only DTC participants should be viewed as "record" holders of securities that are deposited at DTC. As a result, we will no longer follow *Hain Celestial*.

We believe that taking this approach as to who constitutes a "record" holder for purposes of Rule 14a-8(b)(2)(i) will provide greater certainty to beneficial owners and companies. We also note that this approach is consistent with Exchange Act Rule 12g5-1 and a 1988 staff no-action letter addressing that rule,[8] under which brokers and banks that are DTC participants are considered to be the record holders of securities on deposit with DTC when calculating the number of record holders for purposes of Sections 12(g) and 15(d) of the Exchange Act.

Companies have occasionally expressed the view that, because DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants, only DTC or Cede & Co. should be viewed as the "record" holder of the securities held on deposit at DTC for purposes of Rule 14a-8(b)(2)(i). We have never interpreted the rule to require a shareholder to obtain a proof of ownership letter from DTC or Cede & Co., and nothing in this guidance should be construed as changing that view.

How can a shareholder determine whether his or her broker or bank is a DTC participant?

Shareholders and companies can confirm whether a particular broker or bank is a DTC participant by checking DTC's participant list, which is currently available on the Internet at http://www.dtcc.com/downloads/membership/directories/dtc/alpha.pdf.

What if a shareholder's broker or bank is not on DTC's participant list?

The shareholder will need to obtain proof of ownership from the DTC participant through which the securities are held. The shareholder should be able to find out who this DTC participant is by asking the shareholder's broker or bank.[9]

If the DTC participant knows the shareholder's broker or bank's holdings, but does not know the shareholder's holdings, a shareholder could satisfy Rule 14a-8(b)(2)(i) by obtaining and submitting two proof of ownership statements verifying that, at the time the proposal was submitted, the required amount of securities were continuously held for at least one year – one from the shareholder's broker or bank confirming the shareholder's ownership, and the other from the DTC participant confirming the broker or bank's ownership.

How will the staff process no-action requests that argue for exclusion on the basis that the shareholder's proof of ownership is not from a DTC participant?

The staff will grant no-action relief to a company on the basis that the shareholder's proof of ownership is not from a DTC participant only if the company's notice of defect describes the required proof of ownership in a manner that is consistent with the guidance contained in this bulletin. Under Rule 14a-8(f)(1), the shareholder will have an opportunity to obtain the requisite proof of ownership after receiving the notice of defect.

C. Common errors shareholders can avoid when submitting proof of ownership to companies

In this section, we describe two common errors shareholders make when submitting proof of ownership for purposes of Rule 14a-8(b)(2), and we provide guidance on how to avoid these errors.

First, Rule 14a-8(b) requires a shareholder to provide proof of ownership that he or she has "continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal" (emphasis added).[10] We note that many proof of ownership letters do not satisfy this requirement because they do not verify the shareholder's beneficial ownership for the entire one-year period preceding and including the date the proposal is submitted. In some cases, the letter speaks as of a date *before* the date the proposal is submitted, thereby leaving a gap between the date of the verification and the date the proposal is submitted. In other cases, the letter speaks as of a date *after* the date the proposal was submitted but covers a period of only one year, thus failing to verify the shareholder's beneficial ownership over the required full one-year period preceding the date of the proposal's submission.

Second, many letters fail to confirm continuous ownership of the securities. This can occur when a broker or bank submits a letter that confirms the shareholder's beneficial ownership only as of a specified date but omits any reference to continuous ownership for a one-year period.

We recognize that the requirements of Rule 14a-8(b) are highly prescriptive and can cause inconvenience for shareholders when submitting proposals. Although our administration of Rule 14a-8(b) is constrained by the terms of the rule, we believe that shareholders can avoid the two errors highlighted above by arranging to have their broker or bank provide the required verification of ownership as of the date they plan to submit the proposal using the following format:

> "As of [date the proposal is submitted], [name of shareholder] held, and has held continuously for at least one year, [number of securities] shares of [company name] [class of securities]."[11]

As discussed above, a shareholder may also need to provide a separate written statement from the DTC participant through which the shareholder's securities are held if the shareholder's broker or bank is not a DTC participant.

EXHIBIT 4

Ladies and Gentlemen:

I am sending you an outline of my fall projects. I believe in giving advanced notice.

I intend to send letters to each of the following government agencies concerning what I believe to be a "civil" matter between Corning Inc. and Harold Bitler, a shareholder. In your threatening letters, you indicated that you would have some "police" power arrest me and drag me "off" yelling and screaming. In reality, I plan to inform them that my only objective is to attend a "public" business meeting of shareholders and ask for an independent investigation into "Hostile" working conditions at Corning Inc. with full disclosure. I will contend that this is a civil matter.

- S.E.C.
- New York State Police
- Steuben Sheriff
- Corning Police
- Corning City Council
- District Attorney

I also plan to send out monthly letters to all New York newspapers advising them that they have an obligation to inform investors or potential investors in Corning Inc. that Corning Inc. should have an independent investigation into the allegations of a "Hostile" working conditions for women over the age of 40. (A sample copy is enclosed)

I also plan to send out monthly magazine articles for international distribution.

This fall I shall also send a formal letter to Corning Inc. asking to be placed on the ballot. I will ask for an independent investigation into the allegations of "Hostile" working conditions.

We are also preparing for demonstrations outside Corning Inc. We are obtaining permits to carry signs in protest of Corning Inc's failure to investigate "Hostile" working conditions at Corning Inc.

I informed Mr. Corliss that my resources would greatly increase this year. It will mean a lot for my budget.

I have a lease for 320 acres due for renewal with Shell Oil Co.; estimated value...$2,500.00 per acre.

I also plan to sell my gas rights to McCosar Minerals, Inc. OK. 320 acres estimated value at $2,500.00 per acre...I am sure you can do the math!

Have a nice day!

To whom it may concern:

Recently I was traveling in your area and picked up an old copy of your newspaper. I read everything I can get my hands on and one of your articles fascinated me. I believe that it was an article about bullying. The article talked about bullying in the schools and the workplace. However, almost the entire article was filled with statistics and/or percentages. It lacked a human quality; a sense of reality.

I am a retired historian, and I also do a lot of research on this topic. One of my studies is Corning Inc. of Corning New York. It seems that this company has a long history of male dominated executives. For decades, bullying and harassment have been a way of life at Corning Inc.

However, lately they seem to have found a real champion. Mark Clark is an up and coming executive and has struggled to at least slow down this tide of cruel behavior. I am not sure if he has an "S" under his white shirt, but I do know that he has the "right stuff"!

Many young executives at Corning have used bullying and harassment of female employees as a way to win favor with top executives. They have assigned burdensome tasks and responsibilities on females just for sport. Some even accuse these young executives of wagering on how fast a woman will exit on "stress leave"!

Mark Clark has stepped in to help at least two of these women. One passed out from total exhaustion (Molly Rumbarger) and was sent home on stress leave for four months. The other was bullied and harassed by Glenn Hill, an executive who planned to break international law. Her name is Lisa Kreisler. After almost two years of bullying and harassment, Lisa attempted to commit suicide.

If you plan to run articles about bullying in the future, maybe you could add names to your articles like Mark Clark. It would be better reading than just statistics. Mr. Clark is a hero to these women and is a leader in the fight for all the women who can not defend themselves. The world needs more men like this to help slow the tide of bullying and harassment against female employees.

You can contact Corning Inc. by the following methods:

Ms. Denise Hauselt
Corporate Secretary
Corning Incorporated
One Riverfront Plaza, Corning, New York, 14831
1-607-974-9000
www.corning.com

Kevin Corliss
Division Vice President
Global Employee Relations
& Employment Law
Corning Incorporated
One River front Plaza
Mp-HQ-01-E02
Corning New York, 14831
T 607-974-8134
C 607-368-5036
corlisskg@corning.com
www.corning.com

Carol Reiss
Deputy Director
Corporate Security
Corning Incorporated
One River front Plaza
Mp-HQ-E1-03
Corning New York, 14831
T 607-974-4844
C 607-382-1817
reissce@corning.com
www.corning.com

Ms. Deborah D. Rieman
3500 Woodside Road
Woodside, CA 94062-3642
Phone: 650-851-7764
(Ms. Rieman is the only female director at Corning Inc. and chairs a committee on worker relations)

Thanks for at least listening to an old historian like me. I wish I were younger, I believe Corning Inc. contains at least one Pulitzer, for some enterprising reporter.

Harold L. Bitler

*** FISMA & OMB Memorandum M-07-16 ***

EXHIBIT 5

Dear Mr. Corliss,

I wish to respond to your letter of April 21, 2011.

In your letter you said that I "will be disruptive' if I am allowed to attend your annual public shareholders meeting. I would like to take this opportunity to set the record straight so that you never have to send me another threatening letter.

If you recall, when we first met on December 23, 2009 I did not offer any names, dates, places or information about any Corning Inc. employee.

Three people were present at that meeting: Kevin Corliss, (attorney) Carol Reiss, (Corporate Security) and Harold Bitler. During the two hour meeting Mr. Corliss took exhaustive notes. Carol Reiss did almost all the questioning. In my original letter I simply told them about the problem in general terms. I believed that an investigation would reveal whether there was a problem or whether I was telling the truth or not. Well, Carol Reiss was not satisfied. She just went off on Harold Bitler. She insisted that it was his responsibility to produce evidence for Corning Inc. He tried to interrupt several times, but it was hopeless. Carol just kept insisting that Harold Bitler had to do the investigation and produce all the evidence. Harold kept trying to warn both Carol and Mr. Corliss that this was the wrong approach. Harold told them that if he did the investigation and named names they would not be happy.

If you look at the letters sent to Mr. Bitler since December 23, 2009 you will see an increase in genuine hostility towards each correspondence he received. Why? I believe the answer is very clear, they did not like the information Harold was producing from his investigation.

Now we have reached the point where Harold Bitler, a shareholder, is told emphatically that he may on set foot on any Corning Inc. property including their parking lot!

Is Harold Bitler a disruptive force? You be the judge. Harold comes from a very poor family. He began doing odd jobs in the neighborhood when he was 7 years old. At age 12 he left home and worked for less than a dollar a day on a horse ranch. At age 17 he was hired by the Geisinger Medical Center doing housekeeping chores in the operating rooms. (Staph infection was a big concern and he was given a great deal of responsibility).

Harold also took a job working a 10 hour shift at a full service gas station on Sundays. Harold worked his way through high school and college. Harold was an educator at both the high school and college level for over 35 years.

Harold is a past president of the Elkland Chamber of Commerce and awarded their outstanding member of the year award in 1972. Harold was worshipful master of Osceola Lodge 421, Free and Accepted Masons, from 1975-76.

Harold Bitler has a real estate broker's license in both New York and Pennsylvania. Harold is the past president of the North Central Penn Board of Realtors. In 1983 he was named outstanding realtor of the year. For over 20 years Harold served as the chairman of their ethics committee. (If you know anything about real estate, you would know why he was the only choice for that position.)

Harold Bitler was the chief negotiator for the Northern Tioga School District for 15 years. He completed 4 successful contracts during that time. One of those was praised as the best in the entire state up to that point.

Harold Bitler served 6 years as an Osceola Township Supervisor from 1984-1990. During his term he cut taxes and obtained over $2,000,000 in grants to overhaul the townships infrastructure. (The community has 800 residents)

I could go on. Let me just say that everyone who knows me would tell you that the last thing I would do at a public meeting would be to make a fool out of myself.

I am older, I have white hair and I have a crippling back ailment. You could push me over with a feather! I am not a threat to anyone who wishes to hear the truth.

So why is Harold Bitler banned from public meetings? Is it because he is disruptive or is it because he simply seeks the truth?

In your letter you wrote: "I continue to urge you to reconsider your intention to publicize your accusations against those employees out of consideration for the reputation and feelings of those individuals and because of the defamatory nature of your accusations."

I have tried to send you information to help settle this investigation. The longer you allow it to drag on the more information about these people will surface. I have no interests in revealing their affairs or other criminal activities. Most of them are drunks or alcoholics. Most of them have no morals and sleep wherever and with whomever they please. I only give you what Carol Reiss asked for.

As for those named who bullied, threatened, or assaulted Lisa Kreisler, I can not stop their continued bad behavior.

Lynn Caster, HR person, has continued to give out false or misleading information about Lisa Kreisler every time a potential employer seeks information about Lisa Kreisler. I did not send Lynn Caster to Asia with two male members of the IT division. I do not care that one member got so drunk that he fell down a stairwell and broke his shoulder. I do not care that Lynn Caster stayed behind to nurse him back to health. These are all the things that Carol Reiss insisted that I provide to Corning Inc. Just check your notes.

I do not care about the behavior of Kevin Murphy. (He was one of the men accused of wagering as to whether he could put enough work on selected employees to force them into having a nervous breakdown.) I could care less that a few weeks ago he came into a staff meeting so drunk that he could hardly stand up. When the CEO told him to go home, Mr. Murphy turned and told him to *** FISMA & OMB Memorandum M-07-16 ***

None of that is of any interest to me. If the investigation had been completed when I asked no one would know any of these items.

Last year on my way to the 2010 annual shareholders meeting, a black 2004 Honda Pilot ran me off the road going over 90 mph. Yet in your letters you suggest that it is Harold Bitler who is a danger to Corning Inc.

I need some justification for your refusal to allow me to attend the public meeting for shareholders. Harold Bitler is a shareholder.

I will share my questions with you in advance:

1. Why did Corning Inc. refuse to do an investigation when I approached you on December 23, 2009?
2. Why did Carol Reiss insist that Harold Bitler do the investigation for Corning Inc.?
3. Why didn't Mr. Corliss send copies of his notes along with those threatening letters that he sent to Harold Bitler?
4. Why have you never completed an independent investigation into the Lisa Kreisler-Glenn Hill affair? (Glenn Hill bullied and assaulted Lisa Kreisler. Glenn Hill deliberately broke international law. Lisa Kreisler informed on Glenn Hill's criminal behavior. Kevin McManus ordered the falsification of documents in order to justify the firing of Lisa Kreisler. Lisa Kreisler attempted suicide!)
5. Why haven't you put Mark Clark, Kevin McManus, Kevin Murphy, Lynn Caster, or Diane Taft under oath about their involvement in this criminal activity?
6. If Harold Bitler is a shareholder, why isn't he offered just a small measure of respect by Corning Inc? How many millions does he need to own?
7. Does Corning Inc. plan to stop bullying and assaulting women in the workplace, or do they just plan to cover it up? How many more women have to suffer?

Respectfully submitted:

Harold L Bitler

Harold L. Bitler

*** FISMA & OMB Memorandum M-07-16 ***

CORNING

Kevin G. Corliss
Division Vice President
Global Employee Relations
& Employment Law

Corning Incorporated
One Riverfront Plaza
MP-HQ-01-E02
Corning, NY 14831

t 607 974 8134
f 607 974 4532
corlisskg@corning.com
www.corning.com

April 21, 2011

Mr. Harold Bitler

*** FISMA & OMB Memorandum M-07-16 ***

Dear Mr. Bitler:

After again reviewing your previous correspondence sent to directors or officers of Corning and consisting of some 17 different mailings, the first of which was postmarked December 10, 2009 and the most recent of which was a letter to President Obama dated March 30, 2011, it remains our conclusion that your presence at Corning's Annual Shareholders' Meeting on April 28 will be disruptive and will not be permitted. You are not invited or authorized to enter or be present on Corning's property for any purpose. If you attempt to enter Corning's property, including its parking lots, you will be asked to leave and removed by the appropriate authorities if necessary.

The tone of your correspondence and the persistence of the accusations against current and past employees in your correspondence require us to take this action. I continue to urge you to reconsider your intention to publicize your accusations against those employees out of consideration for the reputation and feelings of those individuals and because of the defamatory nature of your accusations.

As in the past, our offer of personal and career counseling for your wife if she would like to use those services remains open.

Very truly yours,

Kevin G. Corliss

EXHIBIT 6

March 30, 2011

Dear President Obama,

I am writing to you as a last resort. I have been in contact with hundreds of law makers and people who should be able to call for an investigation. Not one person has offered to investigate my claims of criminal behavior.

I once heard you say that only the most difficult decisions come to your desk. Apparently this is one of those decisions. No one else will listen.

I have informed the Corning Police department. I have sent information to the district attorney. I have sent information to the Governor and Attorney General of New York. I have sent information to the U. S. Justice Department and to the Labor Department.

No one responds.

I recently read an article from the Rolling Stone magazine by Matt Taibbi. It was an article about why no one from Wall Street went to jail. In his article I noticed the following quote: "whether we have created a class of people whose misdeeds are no longer perceived as crimes, almost no matter what those misdeeds are."

The Clinical Associates of the Southern Tier, PLLC, Psychotherapy & Employee Assistance Services, diagnosed Lisa Kreisler with Post Traumatic Stress Disorder.

Wendell Weeks, the CEO of Corning Incorporated is guilty of deliberately having male executives force female employees to work under conditions that will cause them to have nervous breakdowns.

I am not a professional investigator, but I think I have given some law enforcement agency somewhere in this country a reason to investigate these charges.

Respectfully Submitted:

Harold L Bitler

Harold L. Bitler

*** FISMA & OMB Memorandum M-07-16 ***

ISSUES:

Corning Incorporated claims to have a Code of Conduct.

Corning Incorporated claims to have a Zero Tolerance Policy.

Corning Incorporated claims to be an Equal Opportunity Employer.

Corning Incorporated claims that there will be no retaliation for employees who blow the whistle on activities that are unlawful, or on employees who expose unlawful conduct.

Women over the age of 40 being harassed and bullied at Corning Incorporated!

Why doesn't Corning Incorporated defend these women?

Corning Incorporated insists that all of these safeguards are in place. But, the question I raised to them was, how does a woman receive these benefits? What does she have to do to keep executives from harassing HER? Where do they go for help? Who should they call? Where are the guidelines for due process? How do they get immediate help? If every manager is in on the bullying, where do they go next?

These questions need to be answered. Corning Incorporated refuses to address this issue. They have slogans but no real due process.

No woman over the age over 40 has ever received "Due Process" at Corning Incorporated!

Where do they go for help? What is the process? No one seems to know and no one ever gives you an answer. It is just intimidation. They do not want you to try for due process. Essentially they have none! You are all alone.

If every woman working for Corning Incorporated received due process, the harassment and bullying would stop!

In the case of Lisa Kreisler, she informed on Glenn Hill. He harassed and threatened her on a daily basis for over two years. It was *** FISMA & OMB Memorandum M-07-16 ***
*** FISMA & OMB Memorandum M-07-16 *** *** FISMA & OMB Memorandum M-07-16 *** *** FISMA & OMB Memorandum M-07-16 *** you never to talk to anyone about this project. Y *** FISMA & OMB Memorandum M-07-16 *** am the only man who can get your name off of that list. Just do your job and keep your
*** FISMA & OMB Memorandum M-07-16 *** t! You are nothing b *** FISMA & OMB Memorandum M-07-16 ***

Do I need to go on? It went on for almost two years. Lisa now suffers from PTSD. Corning Incorporated could have stopped this harassment. They just looked the other way. They refused to investigate these allegations!

Glenn Hill wanted to spy on European employees even when he knew that this was against the law.

When Lisa Kreisler went to Human Resources for help with both situations, she was denied help under the Code of Conduct or the Zero Tolerance Policy. Where was she supposed to go for help after that? Where does an employee go when they are seeking help under the Code of Conduct or the Zero Tolerance Policy?

Nothing happened to Glenn Hill for his part in this illegal activity.

A gang of employees made sure that Lisa Kreisler's records were altered in such a way that the company would dismiss her. They marked her low on items such as "integrity!" They were ordered to "cook the books"!

If Lisa Kreisler was just a fluke, then what about Molly Rumbarger and her e-mail story? What happened when she went to Human Resources for help?

How about Suzee Woods? Why was she forced to resign?

Did you know that all three of these women received the "Growing People award?" Corning's highest personal award!

Did you know that Kevin McManus was out to get anyone who won this award? He did not want women of leadership in his division.

This statement alone violates both the Code of Conduct and the Zero Tolerance Policy.

Has anything happened to Kevin McManus?

What about all the other women who have left the company on stress leave?

What about Kathy Miles? What about Paula Howe? What happened to Kathy Littleton? Did anyone ask Patricia Gray what she had to endure?

Did anything happen to the men who were responsible for their mental health?

What about women over 40 who have alternate life styles. What about women who are openly gay and live with life partners. Why were these women harassed and forced to leave the company? Where was their due process?

If the company is honest, why are so many things happening that should not be happening?

What really happened to the missing tape? This is the one that has government defense department secrets. It also contains the company's intellectual property; patents, formulas etc. Why weren't shareholders notified about this breach of security; or the defense department?

Dozens of items leave the company at risk. During the audits employees are encouraged to "sweet talk" auditors into looking the other way! How does this protect the company or shareholders? Why even have audits?

What happened to the young female employee who was sent all over the world so that she could have an affair with a manager from another department? The estimated cost for just two trips was over $24,000. Budget problems forced them to fire a contractor.

What about strip club behavior at work and the constant reference to the "ballet"? ("Ballet" is the code word meaning strip joint in corporate language!)

What about employees who falsify documents in order to get other people fired?

What about having sex in the parking lot during working hours? Who has the tape? Does this show integrity?

What happened to managers who forced employees to falsify documents in order to get them their bonus?

What happened to a male manager when he read employee e-mail's, which is prohibited by the Code of Conduct?

What happened to the male manager who was dealing drugs and caught stealing from the company? (Initially he was promoted over many females who were over the age of 40!)

What happened to all the male managers who placed things on their expense accounts that everyone knew was illegal?

What happened to the manager who admitted to telling lies? He looked the female employee right in the eye and said, "so what"! "I lied, so what are you going to do about it?" "Who are you going to tell?"

What about the pretty young employee who allowed her husband to purchase big items on the business credit card. This is against the code of conduct. So what happened? Did her good looks trump the code?

What about the black women who fly to New York City once a week to have their hair and nails done on company time and the corporate plane?

What would an independent investigation reveal about this company and their hostile work environment towards women over the age of 40?

Harold L. Bitler

CITY OF CORNING

1 NASSER CIVIC CENTER PLAZA
CORNING, NEW YORK 14830-2874
Phone: (607) 962-0340

City Manager
Fax 962-0578

Assessor
Fax 937-3358

City Clerk / Registrar
Fax 937-3358

Finance
Fax 937-3358

Fire
Fax 962-4528

Parks & Recreation
Fax 962-0578

Planning & Econ. Dev.
Fax 962-0578

Police
Fax 936-1657

Public Works
Fax 962-0578

Senior Citizen Center
962-8000
Fax 962-8901

March 15, 2011

Harold L. Bitler

*** FISMA & OMB Memorandum M-07-16 ***

Dear Mr. Bitler:

I am in receipt of your letter under the date of March 10, 2011, relative to demonstrators in the City of Corning and I offer the following:

- Buses are NOT allowed to park on Market Street
- Corning City Code Officers would need to be contacted regarding banners on buses and size of signs being carried
- All parking regulations would apply to vans

Very truly yours,

Rose M. Blackwell

Rose M. Blackwell, CMC
City Clerk

RMB/lbh
cc:Chief of Police

December 21, 2010

U.S. Securities and Exchange Commission
Division of Corporate Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Corning Incorporated – Shareholder Proposal
Submitted by Harold Bitler

Ladies and Gentlemen,

My Name is Harold Bitler and I am sending you a response to the notice I received from Corning Incorporated.

When I first inquired about the voting process, Corning Incorporated sent me limited information. I waited according to their instructions and sent the proposal when they recommended. At that point they (Corning Incorporated) sent me additional information which now required me to conform to new rules!

I understand that I was not able to "cure" these conditions and that you will rule against my attempt to place a motion on the ballot. I understand and appreciate your attention in this matter.

However, I do not plan to stop. I will be back next year and the year after that with the same request. A number of my friends in the media plan to assist me in my efforts.

I feel that this is much like the Bernie Madoff case. People warned you year after year about the impending chaos that was about to occur and your commission either ignored the warning signs or were just incompetent.

I can not compete against the resources of a billion dollar company. My wife still suffers from PSTD and has attempted to commit suicide at least once because of her treatment by this company. Women over the age of 40 are still being mistreated by this company and many of them are still being forced to take stress leave as their only means of escape.

This company has broken international laws and has lost important "tapes" that expose all of their intellectual property. I believe the shareholders deserve an independent investigation into their conduct. I also believe that they have committed criminal acts which require legal action to be taken against them.

Years from now people will ask you why you allowed so many women to suffer so long by this terror organization.

I am also submitting a notebook which I have sent to Corning Incorporated. My sources tell me that none of the documents that I have addressed to Corning Incorporated Board of Directors were allowed to be forwarded to their intended addresses.

Years from now when these issues become public, you will have to explain once again why you refused to take action in the case of Corning Incorporated vs. Female employees over the age of 40. You will have to explain why they were allowed to be harassed and bullied without relief for so long.

An independent investigation into this matter would settle this decades old problem once and for all.

I would hope that you would at least read the entire notebook before you allow these thugs to go on their merry way and consume more innocent lives.

I realize that I am no match for such a large company, but I wonder how many other shareholders are also in my situation. Aren't shareholders part owners of this company? Don't they have a right to know if their company is out of control?

Harold Bitler respectfully submits this as a rebuttal against the corruption and absolute power of Corning Incorporated. I do this for all the "little people" who can not fight back. I do it for the women over the age of 40 you are treated like cattle at a livestock auction.

Sincerely,

Harold L. Bitler

Harold L. Bitler

*** FISMA & OMB Memorandum M-07-16 ***

Dear Secretary of State Clinton:

As I understand it, about five years ago, a number of women were going to send you a letter requesting your help with a desperate situation they faced at their place of employment. My research does not confirm that this letter was ever sent. However, I do note from my research that about the same time, according to internet publications, you did start taking a lot of campaign money from executives employed by Corning Inc.

Here is my concern. I am about to send information to every media outlet I can find all over the globe. It concerns how women have been treated by Corning Incorporated. They have been harassed and bullied for decades. Today it is beyond measure how much these women suffer. Especially the ones over the age of 40!

If you have never heard from these women and had no idea that this struggle was going on, I would find that hard to believe. It has been well documented through the years just how bad this situation is at Corning Incorporated.

However, if you did know and just left these women to fend for themselves, shame on you. It would appear that corporate interests were more important than the health and safety of the people you represented.

The other concern would be your current position as Secretary of State. If you go around the world telling other countries how they should deal with human rights violations, shouldn't they expect that you would do the same for the women of New York State?

I am sure that if Chelsea had a diagnosis of Post-Traumatic Stress Disorder, you would at least look into this situation.

Either way, even if you have just learned about this horrible condition, it is still not too late to ask the Board of Directors, of Corning Inc. to conduct an independent investigation into these allegations of a "Hostile work environment".

My concern is with appearances. If these women actually asked for your help and you ignored their requests, I feel that that would look bad. You were their New York Senator. If you ignored their pleas for help because you were given campaign contributions, it would leave a very poor perception. You now have a chance to clear your name.

Respectfully submitted,

Harold L. Bitler

Harold L.Bitler

*** FISMA & OMB Memorandum M-07-16 ***

Dear Secretary of State Clinton:

I have not heard from you. I take that as a sign of guilt. I believe that it is very possible that those women did try to contact you and that you ignored their pleas for help.

Instead of just one or two, it could very well have been hundreds of women reaching out for help while you were a Senator from New York State.

Instead of calling for an independent investigation, you took Corning's campaign contributions as blood money. It was their lives in exchange for your opportunity to become president.

And then you go around the world telling other nations how to fight against human rights violations. Telling other countries how important it is to treat women with respect.

I hope you sleep well at night.

Perhaps my friends at Fox News could do an independent investigation?

I am sure their viewers would like an answer too!

Respectfully submitted,

Harold L. Bitler

Harold L.Bitler

*** FISMA & OMB Memorandum M-07-16 ***

CORNING Corning Incorporated Corning, NY 14831 t 607 974 9000
www.corning.com

December 16, 2010

Via Fedex
Next Day Delivery

1934 Act/Rule 14a-8

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Corning Incorporated -- Shareholder Proposal Submitted by Harold Bitler

Ladies and Gentlemen,

This letter and the enclosed materials are submitted by Corning Incorporated ("Corning" or the "Company") pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended. On June 7, 2010, the Company received a shareholder proposal submitted by Harold Bitler ("Proponent") in a letter dated June 3, 2010 for inclusion in the Company's 2011 Proxy materials. Copies of his Proposal and related correspondence are attached hereto as Exhibit A through Exhibit D. For the reasons stated below, Corning intends to omit his Proposal from its 2011 Proxy materials.

Pursuant to Rule 14a-8(j), enclosed are six (6) copies of this letter and attachments. Copies of this letter and the attachments are being sent concurrently to the Proponent as notice of the Company's intention to omit his Proposal from its 2011 Proxy materials. Corning is submitting this letter no later than 80 calendar days before it intends to file its definitive 2011 Proxy materials with the Securities and Exchange Commission ("Commission"). The Company respectfully requests that the staff of the Division of Corporation Finance of the Commission confirm that it will not recommend any enforcement action to the Commission if the Company excludes the Proposal from its 2011 Proxy materials.

> His Proposal reads as follows: "I am proposing that an 'independent' investigation be conducted for the alleged 'hostile work environment' for the Information Technology division of Corning Incorporated. I am also requesting that these findings be presented to both the shareholders and the public."
>
> The Proposal materials are attached to this letter as Exhibit A.

The Company believes that the Proposal may be omitted from its 2011 Proxy materials pursuant to Rules 14a-8(b) and 14a-8(f)(1) because the Proponent has failed to prove his eligibility to submit the Proposal.

The Proposal may be excluded because the Proponent failed to prove ownership of the requisite amount of stock for at least one year as of the date he submitted the Proposal.

Rule 14a-8(b)(2)(i) under the Exchange Act requires that shareholder proponents who are not record holders "submit to the company a written statement from the 'record' holder of [their] securities (usually a broker or bank) verifying that, at the time [they] submitted [their] proposal, [they] continuously held the securities for at least one year." Rule 14a-8(b)(2)(i) also mandates shareholder proponents to provide a "written statement that [they] intend to continue to hold the securities through the date of the meeting of shareholders." No evidence of the amount of share ownership or intent to hold through the date of the annual meeting was included with the initial submission of the Proposal on June 7, 2010 (dated June 3, 2010). The Company provided the Proponent with notice of these deficiencies in its June 16, 2010 letter, which Proponent received at his residence via Fedex on June 17, 2010 (see Exhibit B).

The Proponent did not cure those deficiencies within 14 days of receiving the Company's June 16, 2010 letter on June 17, 2010.

Proponent responded to the Company with 10 pages of miscellaneous materials that arrived on July 16, 2010 (Exhibit C), and then later forwarded a Morgan Stanley Smith Barney letter addressed to Lisa Kreisler dated August 30, 2010 about her "recent purchase" of stock on August 20, 2010, which arrived at the Company on October 8, 2010 (Exhibit D).

The Proponent did not cure the deficiencies within 14 days of the Company providing its June 16, 2010 notice letter, did not prove ownership of at least $2,000 of the Company's stock for at least a year prior to submitting his Proposal, and did not timely submit a personal written statement of intent to continue holding such stock through the date of the Company's 2011 annual meeting of stockholders. Therefore, the Company believes his Proposal may be omitted from its 2011 Proxy materials because the Proponent is ineligible under Rule 14a-8(b).

Conclusion

For the reasons discussed above, Corning believes it may omit the Proposal from its 2011 Proxy materials in reliance on Rules 14a-8(b) and 14(a)-8(f)(1).

Please acknowledge receipt of this letter by date-stamping and returning the extra enclosed copy of this letter in the enclosed self-addressed envelope. If the staff has questions or needs additional information, please contact me at 607-974-9000.

Sincerely,

Denise Hauselt
Corporate Secretary

Enclosures

cc: Harold Bitler (via overnight Fedex) (w/encs.)

H:\WORD\BITLER\SEC_PROPOSAL_LTR

EXHIBIT 7

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

January 7, 2011

Denise Hauselt
Corporate Secretary
Corning Incorporated
One Riverfront Plaza
Corning, NY 14831

Re: Corning Incorporated
Incoming letter dated December 16, 2010

Dear Ms. Hauselt:

This is in response to your letter dated December 16, 2010 concerning the shareholder proposal submitted to Corning by Harold Bitler. We also have received a letter from the proponent dated December 21, 2010. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Gregory S. Belliston
Special Counsel

Enclosures

cc: Harold L. Bitler

*** FISMA & OMB Memorandum M-07-16 ***

January 7, 2011

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Corning Incorporated
Incoming letter dated December 16, 2010

The proposal relates to an investigation.

To the extent the submission involves a rule 14a-8 issue, there appears to be some basis for your view that Corning may exclude the proposal under rule 14a-8(f). We note that the proponent appears to have failed to supply, within 14 days of receipt of Corning's request, documentary support sufficiently evidencing that he satisfied the minimum ownership requirement for the one-year period as of the date that he submitted the proposal as required by rule 14a-8(b). Accordingly, we will not recommend enforcement action to the Commission if Corning omits the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f).

Sincerely,

Carmen Moncada-Terry
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

December 21, 2010

U.S. Securities and Exchange Commission
Division of Corporate Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Corning Incorporated – Shareholder Proposal
Submitted by Harold Bitler

Ladies and Gentlemen,

My Name is Harold Bitler and I am sending you a response to the notice I received from Corning Incorporated.

When I first inquired about the voting process, Corning Incorporated sent me limited information. I waited according to their instructions and sent the proposal when they recommended. At that point they (Corning Incorporated) sent me additional information which now required me to conform to new rules!

I understand that I was not able to "cure" these conditions and that you will rule against my attempt to place a motion on the ballot. I understand and appreciate your attention in this matter.

However, I do not plan to stop. I will be back next year and the year after that with the same request. A number of my friends in the media plan to assist me in my efforts.

I feel that this is much like the Bernie Madoff case. People warned you year after year about the impending chaos that was about to occur and your commission either ignored the warning signs or were just incompetent.

I can not compete against the resources of a billion dollar company. My wife still suffers from PSTD and has attempted to commit suicide at least once because of her treatment by this company. Women over the age of 40 are still being mistreated by this company and many of them are still being forced to take stress leave as their only means of escape.

This company has broken international laws and has lost important "tapes" that expose all of their intellectual property. I believe the shareholders deserve an independent investigation into their conduct. I also believe that they have committed criminal acts which require legal action to be taken against them.

Years from now people will ask you why you allowed so many women to suffer so long by this terror organization.

I am also submitting a notebook which I have sent to Corning Incorporated. My sources tell me that none of the documents that I have addressed to Corning Incorporated Board of Directors were allowed to be forwarded to their intended addresses.

Years from now when these issues become public, you will have to explain once again why you refused to take action in the case of Corning Incorporated vs. Female employees over the age of 40. You will have to explain why they were allowed to be harassed and bullied without relief for so long.

An independent investigation into this matter would settle this decades old problem once and for all.

I would hope that you would at least read the entire notebook before you allow these thugs to go on their merry way and consume more innocent lives.

I realize that I am no match for such a large company, but I wonder how many other shareholders are also in my situation. Aren't shareholders part owners of this company? Don't they have a right to know if their company is out of control?

Harold Bitler respectfully submits this as a rebuttal against the corruption and absolute power of Corning Incorporated. I do this for all the "little people" who can not fight back. I do it for the women over the age of 40 you are treated like cattle at a livestock auction.

Sincerely,

Harold L. Bitler

Harold L. Bitler

*** FISMA & OMB Memorandum M-07-16 ***

FISMA & OMB Memorandum M-07-16 ;'fax

*** FISMA & OMB Memorandum M-07-16 ***

Dear Secretary of State Clinton:

As I understand it, about five years ago, a number of women were going to send you a letter requesting your help with a desperate situation they faced at their place of employment. My research does not confirm that this letter was ever sent. However, I do note from my research that about the same time, according to internet publications, you did start taking a lot of campaign money from executives employed by Corning Inc.

Here is my concern. I am about to send information to every media outlet I can find all over the globe. It concerns how women have been treated by Corning Incorporated. They have been harassed and bullied for decades. Today it is beyond measure how much these women suffer. Especially the ones over the age of 40!

If you have never heard from these women and had no idea that this struggle was going on, I would find that hard to believe. It has been well documented through the years just how bad this situation is at Corning Incorporated.

However, if you did know and just left these women to fend for themselves, shame on you. It would appear that corporate interests were more important than the health and safety of the people you represented.

The other concern would be your current position as Secretary of State. If you go around the world telling other countries how they should deal with human rights violations, shouldn't they expect that you would do the same for the women of New York State?

I am sure that if Chelsea had a diagnosis of Post-Traumatic Stress Disorder, you would at least look into this situation.

Either way, even if you have just learned about this horrible condition, it is still not too late to ask the Board of Directors, of Corning Inc. to conduct an independent investigation into these allegations of a "Hostile work environment".

My concern is with appearances. If these women actually asked for your help and you ignored their requests, I feel that that would look bad. You were their New York Senator. If you ignored their pleas for help because you were given campaign contributions, it would leave a very poor perception. You now have a chance to clear your name.

Respectfully submitted,

Harold L. Bitler

Harold L.Bitler

*** FISMA & OMB Memorandum M-07-16 ***

Dear Secretary of State Clinton:

I have not heard from you. I take that as a sign of guilt. I believe that it is very possible that those women did try to contact you and that you ignored their pleas for help.

Instead of just one or two, it could very well have been hundreds of women reaching out for help while you were a Senator from New York State.

Instead of calling for an independent investigation, you took Corning's campaign contributions as blood money. It was their lives in exchange for your opportunity to become president.

And then you go around the world telling other nations how to fight against human rights violations. Telling other countries how important it is to treat women with respect.

I hope you sleep well at night.

Perhaps my friends at Fox News could do an independent investigation?

I am sure their viewers would like an answer too!

Respectfully submitted,

Harold L. Bitler

Harold L.Bitler

*** FISMA & OMB Memorandum M-07-16 ***

December 28, 2010

U.S. Department of Justice
950 Pennsylvania Avenue, NW
Washington, DC 20530-0001

Ladies and Gentlemen:

My name is Harold Bitler and I am old. I have white hair, crippling arthritis and I live on Social Security. I do not expect to live much longer. However, before I die I plan to correct a grave miscarriage of justice.

My wife (Lisa Kreisler) is a victim of criminal behavior. She worked for Corning Incorporated. She was forced to join a team that had the sole purpose of breaking international law. When she refused to cooperate this company turned on her and used character assassination as a weapon to destroy her.

Lisa Kreisler informed on Glenn Hill. She went to the Human Resources department of Corning Incorporated and gave them the information about the unlawful activities of her team. Corning Incorporated refused to follow their standard protocol. Instead of an investigation, they turned on Lisa and made it seem as if she were the villain.

Corning Incorporated deliberately distorted her ratings for 2007 and 2008. They harassed her and bullied her until she needed professional help for Post Traumatic Stress Disorder. The entire ordeal is outlined in my notebook.

I discovered that these people actually conspired to destroy the character of any individual who had won the "Growing People Award". The new Vice President wanted heads to roll and he placed all of these women over the age of 40 on his "hit" list!

Molly Rumbarger was the first. Her story was given to me by e-mail after she heard what had happened to Lisa. The second was Lisa Kreisler. She was placed on a team with Glenn Hill. He deliberately drove her to the point of a mental breakdown.

The third was Suzee Woods. Suzee was humiliated and bullied until she finally resigned. Her husband, Richard Woods promised to give explicit testimony under oath.

Corning Incorporated does not worry about fallout. They are a billion dollar corporation and feel that they can defeat any effort to bring their company to justice. They bullied and harassed Lisa Kreisler until she had a mental breakdown. She even tried to commit suicide. Then on the day that Corning Incorporated took her to the door and laid her off, they forced her to sign an agreement that in effect surrendered her constitutional rights. She was told that if she did not sign this agreement that she would lose all of her benefits! i.e. "Cobra".

Mentally, Lisa was in no shape to fight back. Corning Incorporated deliberately drives you crazy and then forces you to pardon their criminal behavior.

If a student goes to a teacher and complains about being molested; if a gay college student commits suicide; the public becomes outraged. When a woman over the age of 40 is bullied and harassed until she becomes mentally ill, all you hear is a yawn!

I can not believe that some government agency some where or some national organization somewhere does not know how to correct this injustice.

Surely when a group of executives conspire to take away the civil rights of a group of women over the age of 40, someone in this country must be able to investigate.

I have identified at least three of these women over the age of 40 as being Lesbians, surely someone must know that this is a crime.

When executives wager on the health and safety of women over the age of 40, Someone must recognize this as criminal behavior.

You would think that the lack of advancement for woman in an all male corporation would make someone wonder about the history of discrimination at Corning Incorporated.

I can not sit back and let these people get away with this criminal behavior.

I am asking for someone's help. Women over the age of 40 are just as at risk as females under the age of 10. I guess it is more popular to defend females under the age of 10. After all, a woman over the age of 40 who thinks that she is just as good as a man, should take what she gets! At least, that is what Kevin Corliss, the attorney for Corning Incorporated, implied when he smiled and said, "Have a nice day."

I just need someone to read my investigation and help me force Corning Incorporated to do an independent investigation. I think shareholders deserve the truth.

Respectfully submitted,

Harold L. Bitler

Harold L. Bitler

CORNING Corning Incorporated Corning, NY 14831 t 607 974 9000
www.corning.com

December 16, 2010

Via Fedex
<u>Next Day Delivery</u>

1934 Act/Rule 14a-8

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Corning Incorporated – Shareholder Proposal
<u>Submitted by Harold Bitler</u>

Ladies and Gentlemen,

This letter and the enclosed materials are submitted by Corning Incorporated ("Corning" or the "Company") pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended. On June 7, 2010, the Company received a shareholder proposal submitted by Harold Bitler ("Proponent") in a letter dated June 3, 2010 for inclusion in the Company's 2011 Proxy materials. Copies of his Proposal and related correspondence are attached hereto as Exhibit A through Exhibit D. For the reasons stated below, Corning intends to omit his Proposal from its 2011 Proxy materials.

Pursuant to Rule 14a-8(j), enclosed are six (6) copies of this letter and attachments. Copies of this letter and the attachments are being sent concurrently to the Proponent as notice of the Company's intention to omit his Proposal from its 2011 Proxy materials. Corning is submitting this letter no later than 80 calendar days before it intends to file its definitive 2011 Proxy materials with the Securities and Exchange Commission ("Commission"). The Company respectfully requests that the staff of the Division of Corporation Finance of the Commission confirm that it will not recommend any enforcement action to the Commission if the Company excludes the Proposal from its 2011 Proxy materials.

> His Proposal reads as follows: "I am proposing that an 'independent' investigation be conducted for the alleged 'hostile work environment' for the Information Technology division of Corning Incorporated. I am also requesting that these findings be presented to both the shareholders and the public."
>
> The Proposal materials are attached to this letter as Exhibit A.

The Company believes that the Proposal may be omitted from its 2011 Proxy materials pursuant to Rules 14a-8(b) and 14a-8(f)(1) because the Proponent has failed to prove his eligibility to submit the Proposal.

The Proposal may be excluded because the Proponent failed to prove ownership of the requisite amount of stock for at least one year as of the date he submitted the Proposal.

Rule 14a-8(b)(2)(i) under the Exchange Act requires that shareholder proponents who are not record holders "submit to the company a written statement from the 'record' holder of [their] securities (usually a broker or bank) verifying that, at the time [they] submitted [their] proposal, [they] continuously held the securities for at least one year." Rule 14a-8(b)(2)(i) also mandates shareholder proponents to provide a "written statement that [they] intend to continue to hold the securities through the date of the meeting of shareholders." No evidence of the amount of share ownership or intent to hold through the date of the annual meeting was included with the initial submission of the Proposal on June 7, 2010 (dated June 3, 2010). The Company provided the Proponent with notice of these deficiencies in its June 16, 2010 letter, which Proponent received at his residence via Fedex on June 17, 2010 (see Exhibit B).

The Proponent did not cure those deficiencies within 14 days of receiving the Company's June 16, 2010 letter on June 17, 2010.

Proponent responded to the Company with 10 pages of miscellaneous materials that arrived on July 16, 2010 (Exhibit C), and then later forwarded a Morgan Stanley Smith Barney letter addressed to Lisa Kreisler dated August 30, 2010 about her "recent purchase" of stock on August 20, 2010, which arrived at the Company on October 8, 2010 (Exhibit D).

The Proponent did not cure the deficiencies within 14 days of the Company providing its June 16, 2010 notice letter, did not prove ownership of at least $2,000 of the Company's stock for at least a year prior to submitting his Proposal, and did not timely submit a personal written statement of intent to continue holding such stock through the date of the Company's 2011 annual meeting of stockholders. Therefore, the Company believes his Proposal may be omitted from its 2011 Proxy materials because the Proponent is ineligible under Rule 14a-8(b).

Conclusion

For the reasons discussed above, Corning believes it may omit the Proposal from its 2011 Proxy materials in reliance on Rules 14a-8(b) and 14(a)-8(f)(1).

Please acknowledge receipt of this letter by date-stamping and returning the extra enclosed copy of this letter in the enclosed self-addressed envelope. If the staff has questions or needs additional information, please contact me at 607-974-9000.

Sincerely,

Denise Hauselt
Corporate Secretary

Enclosures

cc: Harold Bitler (via overnight Fedex) (w/encs.)

H:\WORD\BITLER\SEC_PROPOSAL_LTR

EXHIBIT A

June 3, 2010

Corporate Secretary
Corning Incorporated
One Riverfront Plaza
Corning, New York 14831

Dear Board Secretary:

Harold Bitler and Lisa Kreisler (husband and wife) are shareholders of Corning Incorporated.

As per your by-laws, I am submitting a proposal for the 2011 annual meeting.

I am proposing that an "independent" investigation be conducted for the alleged "hostile work environment" for the Information Technology division of Corning Incorporated. I am also requesting that these findings be presented to both the shareholders and the public.

Sincerely,

Harold L. Bitler

Shareholder (community property)

*** FISMA & OMB Memorandum M-07-16 ***

AUTO 5-DIGIT 16650

L J KREISLER

*** FISMA & OMB Memorandum M-07-16 ***

C0000000656

Electronic Voting Instructions

You can vote by Internet or telephone!
Available 24 hours a day, 7 days a week!

Instead of mailing your proxy, you may choose one of the two voting methods outlined below to vote your proxy.

VALIDATION DETAILS ARE LOCATED BELOW IN THE TITLE BAR.

Proxies submitted by the Internet or telephone must be received by 1:00 a.m., Central Time, on April 29, 2010.

Vote by Internet

- Log on to the Internet and go to www.investorvote.com/glw
- Follow the steps outlined on the secured website.

Vote by telephone

- Call toll free 1-800-652-VOTE (8683) within the USA, US territories & Canada any time on a touch tone telephone. There is NO CHARGE to you for the call.
- Follow the instructions provided by the recorded message.

Using a black ink pen, mark your votes with an X as shown in this example. Please do not write outside the designated areas. X

Annual Meeting Proxy Card

9418 2219 6064 054

▼ IF YOU HAVE NOT VOTED VIA THE INTERNET OR TELEPHONE, FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. ▼

Harold Bitler

*** FISMA & OMB Memorandum M-07-16 ***

Corporate Secretary
Corning Incorporated
One Riverfront Plaza
Corning New York 14831

EXHIBIT B

CORNING

Corning Incorporated
One Riverfront Plaza
Corning, NY 14831

t 607 974 9000
www.corning.com

June 16, 2010

Via Fedex

Mr. Harold L. Bitler

*** FISMA & OMB Memorandum M-07-16 ***

Re: Your Letter Dated June 3rd

Dear Mr Bitler,

Your June 3, 2010 letter attempts to submit a proposal for Corning's 2011 Annual Meeting of Shareholders. However, your letter does not comply with the applicable rules. As noted on page 6 of Corning's 2010 Proxy Statement, there are various By-Law and SEC requirements for shareholder proposals.

SEC Rule 14a-8(b) says that a shareholder holding at least $2,000 of a company's securities, and that has held them for at least one year (and will continue to hold them through the date of the annual shareholders' meeting) is eligible to submit a proposal. (A copy of that SEC provision is enclosed for your information.)

According to records of Corning's stock transfer agent, Computershare, your wife currently is a registered holder of a fractional share of Corning stock in the WESPP, has no shares of Corning stock in the 401(k) plan, and you hold no shares of Corning stock. If you or your wife holds Corning stock separately through a bank or stock broker, then within 14 calendar days of receiving my letter: (1) submit to me a written statement from the broker or bank verifying the $2,000 in market value of Corning stock held for at least one year, and (2) you/your wife's own separate statement that you/your wife intend to continue to hold the securities through the date of Corning's April 28, 2011 Annual Meeting of Shareholders. Please note the SEC rules involve voting securities, and so stock options are not part of the calculation. (These SEC eligibility verification requirements appear on the second page of the enclosure.)

Very truly yours,

Denise Hauselt
Corporate Secretary

Enclosure

H:\WORD\BITLER\LTR_JUNE 2010

Rule 14a-8. Shareholder Proposals.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) **Question 1: What is a proposal?**

A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) **Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?**

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted

on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) **Question 3: How many proposals may I submit?**

Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

EXHIBIT C

Dear Ms. Hauselt,

I received two documents from Mr. Corliss. The one is NOTICE OF 2010 ANNUAL MEETING OF SHAREHOLDERS AND PROXY STATEMENT. He referenced me to the top of page 6. Mr. Corliss also sent me NOTICE OF 2009 ANNUAL MEETING OF SHAREHOLDERS AND PROXY STATEMENT. He referenced me to the second paragraph of page 5. No where did I find any reference to a $2000 ownership of shares.

I am sure this was a deliberate oversight!

My wife, Lisa Kreisler, informed me that we have stock options valued at over $9,000.00

However, as you know, because of the treatment she received by your company, Lisa now suffers from PTSD. Because of this condition, I am unable to communicate with her about anything relating to your company!

If I do not have the necessary shares for the 2011 meeting, I can promise you that I will have them for the 2012 meeting. I will also be present at the 2011 meeting to verbally discuss my concerns with the Board of Directors.

My point will be simple. I am asking for an independent investigation into the harsh treatment of women over the age of 40 in the Information Technology division of Corning Inc. I believe that the Code of Conduct and the Zero Tolerance Policy were not enforced. I also believe that the investigation will show criminal behavior. This behavior has and continues to be part of your culture. So, how can you call yourselves an equal opportunity employer?

An investigation will prove that a conspiracy between Glenn Hill and Kevin McManus offered Lisa Kreisler as a "human sacrifice" to the corporate gods of Corning Inc. They could not just fire her. Instead they deliberately subjected her to harassment that was both diabolical and criminal.

When I first approached Corning Inc. about this problem, I met with Mr. Corliss and a Carol Reiss on December 23, 2009. At that meeting Mr. Corliss took continuous notes for over two hours. Ms. Reiss came after me and repeatedly insisted that it was my duty to disclose names, dates, places and facts concerning all of the people who are alleged to have taken part in these offenses against the white females over the age of 40 who work in middle management.

I informed Ms. Reiss that it was not my place to do an investigation. I also told her that she would be upset with me if I conducted the investigation. However, not only did she insist, she virtually demanded that I start working for Corning Inc. as a special investigator.

So I did!

In the next two months I was able to send Ms. Reiss over 150 pages of my findings. I also informed her that I would be present at the annual meeting to discuss my findings with the Board of Directors. I also told her that I would ask them for an independent investigation. After all, if you can not guarantee the safety of your employees, how can guarantee anything to an investor?

I received a rude an insulting letter from your company. You told me that if I attended your "public" meeting your security forces would drag me away kicking and screaming!

What could make you so paranoid?

Why did you ask me to do an investigation and then refuse to hear what I had to say?

I am going to ask a lot of people that question for years to come....

Very truly yours,

Harold L Bitler

Harold L. Bitler

HUMAN SACRIFICE

1. Lisa Kreisler was hired by Corning Inc. in 1996.
2. In 2002 Lisa received the growing people award.
3. Glenn Hill and Kevin McManus conspired to make Lisa a HUMAN SACRIFICE!
4. They wagered that she would go out on mental disability within one year!
5. Glenn Hill forced Lisa to join a team that was created for the sole purpose of this criminal conspiracy!
6. Glenn Hill's files indicate that he was never to be given another team because of his last disaster.
7. Kevin McManus selected Glenn Hill just because he knew that Glenn Hill would harass Lisa Kreisler and force her into stress leave.
8. The CEO of the company knew Kevin McManus and approved of his plan!
9. The Board O Directors should fire the CEO!
10. When Lisa proved stronger than they realized, the order to fire Lisa Kreisler came directly from Kevin McManus.
11. A source inside the HR department will testify under oath that Kevin McManus gave the order to Diane Taft to make sure that Lisa's rating was below average.

12. Lisa had blown the whistle on Glenn Hill.

13. Glenn Hill was planning to break international law.

14. He had been informed by Lisa and at least one male member of the team that what he was doing was illegal.

15. Glenn Hill threatened and harassed Lisa Kreisler every day.

16. He bullied her and broke the code of conduct every day.

17. Glenn Hill and Kevin McManus have a total disregard for the code of conduct.

18. Glenn Hill and Kevin McManus laugh at the idea of a zero tolerance policy.

19. Their actions indicate that Corning Inc. was never and will never be an equal opportunity employer!

20. An independent investigation into the Information Technology division of Corning Inc. will expose this criminal behavior.

21. Employees are stepping forward and offering even more sinister items of a criminal nature.

22. How long will this injustice be allowed to continue?

23. If you knew this was going on for this long, why didn't you at least prevent other female employees from receiving the same treatment?

24. Lisa Kreisler suffers from Post Traumatic Stress Disorder.

25. Three different professionals will testify to this fact.

26. Corning Inc. is required by law to protect the health and safety of all of its employees.

27. This would not be allowed to happen if the women in question (32 of them at last count) were in a labor union.

28. For some reason, if a woman is hired under the term "management" she apparently is fair "game" for any criminal misdeed that her male supervisors can dream up!

29. Lisa Kreisler did not deserve this treatment.

30. Molly Rumbarger did not deserve this treatment.

31. Suzee Woods did not deserve this treatment.

32. When will it end?

33. All the company has to do is have an independent investigation.

34. After all, if a company can not be trusted to protect the safety of its employees…

35. How do investors know that they will protect their life savings?

----- Original Message -----
From: Robert Thomas
To: Lisa Kreisler Bitler
Sent: Tuesday, April 13, 2010 1:13 PM
Subject: Re: New E-mail Address

It was just time for it. I just did not want that stress in my life any more. I walked in gave them my return to work slip and 45 seconds after that I gave them my letter of resignation, and told them I did not need to work for a company that could not take care of the people any more. And a few other things too.

Robert

From: Lisa Kreisler Bitler *** FISMA & OMB Memorandum M-07-16 ***
To: *** FISMA & OMB Memorandum M-07-16 *** Robert Thomas *** FISMA & OMB Memorandum M-07-16 ***
Sent: Tue, April 13, 2010 1:09:57 PM
Subject: Re: New E-mail Address

WOW

What happened – are you ok?

----- Original Message -----
From: *** FISMA & OMB Memorandum M-07-16 ***
To: Lisa Kreisler Bitler
Sent: Tuesday, April 13, 2010 11:13 AM
Subject: Re: New E-mail Address

I quit corning yesterday. Life should get beTter now.
Sent from my Verizon Wireless BlackBerry

From: "Lisa Kreisler Bitler" *** FISMA & OMB Memorandum M-07-16 ***
Date: Tue, 13 Apr 2010 11:01:19 -0400
To: *** FISMA & OMB Memorandum M-07-16 ***
Subject: Re: New E-mail Address

I updated my records – hope all is well!

----- Original Message -----
From: Robert D. Thomas
To: Affordable Suites ; Cathy & Bukk ; Cathy Scroble ; Charlie & Jackie Williams ; Charlotte Thomas ; Chris Vogel ; Colleen O'Brien ; Dan Wilhelm ; Dana ; Dave Homer ; Deb Haner ; Diane ; Eddie ; Ellen Seagle ; John McVeigh ; John McVeigh ; Karen *** FISMA & OMB Memorandum M-07-16 *** lynn mayo ; *** FISMA & OMB Memorandum M-07-16 *** Patty Haskins ; Porkchop ; Ron Brown ; Stefan ; Steve Ingram ; *** FISMA & OMB Memorandum M-07-16 *** Vanessa ; vince ; Phantom ; Willie Howe
Sent: Tuesday, April 13, 2010 5:19 AM
Subject: New E-mail Address

I will be closing out my Roadrunner E-mail address today. Here is my new E-mail address, please update your address book.

*** FISMA & OMB Memorandum M-07-16 ***

Bob Thomas

Hostile Work Environment:

If you have ever worked for the area's largest employer and you have suffered emotional abuse, workplace bullying, mobbing, verbal abuse, job harassment, injustice, aggression, incivility or any sort of demeaning behavior, please contact HB, *** FISMA & OMB Memorandum M-07-16 ***

*** FISMA & OMB Memorandum M-07-16 ***

CORNING Corning Incorporated Corning, NY 14831 t 607 974 9000
www.corning.com

March 1, 2010

Dear Mr. Bitler:

Thank you again for the information you have provided and for meeting with us multiple times to review the material and discuss the details.

As you are aware, we have been investigating your assertions of misconduct within Corning since last year. To date, we have reviewed all of the letters and accompanying materials you have submitted, beginning with your initial letter in December 2009 and the five subsequent letters received by Corning on January 22, January 29, February 8, February 15, and February 19. In addition to your six letters, we met with you on December 23 and February 12, and you were present during our interview with your wife, Ms. Kreisler, on February 15.

At this point, we have concluded our investigation and will implement any responsive actions we deem appropriate. As discussed, although you may be curious about the details and results of the investigation, it is Corning's policy not to disclose this information to third parties. However, please be assured that Corning has taken your reports seriously and has conducted a thorough investigation.

At this point, we consider this matter closed. Although you have previously told us that you have additional information that you are unwilling to provide, you remain welcome to submit any additional facts or details you may have. Should you wish to do so, you may send any such information to our attention at the above address.

Finally, given your descriptions in our previous meetings of Ms. Kreisler's state of mind, as well as the description contained in your letter to us following our February 15 meeting with her, Corning's offer to assist her with counseling and additional career transition support remains open. If at any time she is interested in this help, she should call either of us and we will make the appropriate arrangements, on an expedited basis.

Best regards,

Kevin Corliss Carol Reiss

CORNING

Kevin G. Corliss
Division Vice President
Global Employee Relations
& Employment Law

Corning Incorporated
One Riverfront Plaza
MP-HQ-01-E02
Corning, NY 14831

t 607 974 8134
f 607 974 4532
corlisskg@corning.com
www.corning.com

April 26, 2010

Dear Mr. Bitler:

We have your most recent correspondence containing a proposed shareholders' motion. All such matters must be given to the company in writing far enough in advance to ensure that all shareholders, not just those who attend the meeting, have an opportunity to consider these matters. The deadlines and proper procedures for making such motions are in the company's proxy statement, which was sent to all shareholders and has also been available at the company's website. For your information, a copy of the proxy is attached. Your correspondence does not comply with these requirements which must be applied equally to all shareholders. Therefore, we can not accept any motion from you at Corning's Annual Shareholders' Meeting.

In reviewing your previous correspondence of January 22, January 29, February 15 and February 19, and the latest which we received on April 12, it is our conclusion that your presence at the Corning's Annual Shareholders' Meeting on April 29 will be disruptive and will not be permitted. You are not invited or authorized to enter or be present on Corning's property for any purpose. If you attempt to enter Corning's property, including its parking lots, you will be asked to leave and removed by the appropriate authorities if necessary.

The tone of your correspondence and the persistence of the accusations against current and past employees in your correspondence require us to take this action. I also urge you to reconsider your intention to publicize your accusations on Corning employees out of consideration for the reputation and feelings of those individuals and because those individuals may view your statements as defamatory and take whatever legal action against you that may be available to them.

Of course our offer of personal and career counseling for your wife, if she would like to use those services, remains open. In addition, Carol Reiss and I remain willing to meet with you during the first week of May if you so desire.

Very truly yours,

Kevin G. Corliss

CORNING

Corning Incorporated
One Riverfront Plaza
Corning, NY 14831

t 607 974 9000
www.corning.com

June 16, 2010

Via Fedex

Mr. Harold L. Bitler

*** FISMA & OMB Memorandum M-07-16 ***

Re: Your Letter Dated June 3rd

Dear Mr Bitler,

Your June 3, 2010 letter attempts to submit a proposal for Corning's 2011 Annual Meeting of Shareholders. However, your letter does not comply with the applicable rules. As noted on page 6 of Corning's 2010 Proxy Statement, there are various By-Law and SEC requirements for shareholder proposals.

SEC Rule 14a-8(b) says that a shareholder holding at least $2,000 of a company's securities, and that has held them for at least one year (and will continue to hold them through the date of the annual shareholders' meeting) is eligible to submit a proposal. (A copy of that SEC provision is enclosed for your information.)

According to records of Corning's stock transfer agent, Computershare, your wife currently is a registered holder of a fractional share of Corning stock in the WESPP, has no shares of Corning stock in the 401(k) plan, and you hold no shares of Corning stock. If you or your wife holds Corning stock separately through a bank or stock broker, then within 14 calendar days of receiving my letter: (1) submit to me a written statement from the broker or bank verifying the $2,000 in market value of Corning stock held for at least one year, and (2) you/your wife's own separate statement that you/your wife intend to continue to hold the securities through the date of Corning's April 28, 2011 Annual Meeting of Shareholders. Please note the SEC rules involve voting securities, and so stock options are not part of the calculation. (These SEC eligibility verification requirements appear on the second page of the enclosure.)

Very truly yours,

Denise Hauselt
Corporate Secretary

Enclosure

H:\WORD\BITLER\LTR_JUNE 2010

EXHIBIT D

RECEIVED

OCT 08 2010

EXECUTIVE DEPT. DAH

720 South Atherton Street
State College, PA 16801
tel 814-861-1700
fax 814-861-1750
toll free 800-222-5457
toll free 800-238-3666

MorganStanley
SmithBarney

August 30, 2010

Lisa Kreisler

*** FISMA & OMB Memorandum M-07-16 ***

Dear Lisa,

Thank you for your recent purchase of Corning Glass Works common stock. I understand that you intend to hold these shares through May 31, 2012. I'll follow up with you as we reach that date.

Thanks again.

Sincerely,

Rich Weidhaas

Richard Weidhaas
Financial Advisor

Harold L. Bitler

ST. COLLEGE PA 16801

*** FISMA & OMB Memorandum M-07-16 ***

229ND121 012540
*** LISA KREISLER #369
CGM IRA CUSTODIAN

*** FISMA & OMB Memorandum M-07-16 ***

Summary For Settlement Date	08/20/2010
Total Purchases	$ 2,611.98
Net Amount	$ 2,611.98 Debit

You Bought 150 at a price of 16.70650

CORNING INC

Gross Amount	$ 2,505.98
Commission	100.00
Transaction Fee	6.00
Amount	**$ 2,611.98**
Settlement Date	**08/20/2010**

Trade Date: 08/17/2010
Market: Over-The-Counter

CUSIP#: 219350-10-5
Security#: C696429
Symbol: GLW

Solicited Order
Cash Acct.
Ref #: 183830

HOLD SECURITIES

Morgan Stanley Smith Barney LLC acted as your agent in this transaction.

Harold G. Bittle

Account carried by Citigroup Global Markets Inc. Member SIPC. Morgan Stanley Smith Barney LLC. Member SIPC.
As a reminder, payment for securities purchased, or delivery of securities sold, must be deposited by Settlement Date.
See reverse for further details. Keep this document for your records. Thank you for your business.

08/17/2010 XD-010468-L

Harold Ritter

ROCHESTER NY 144

07 OCT 2010 PM 3 L

Ms. Denise Hauselt
Corporate Secretary
Corning Incorporated
One Riverfront Plaza
Corning New York 14831